Royal Bank of Canada Information for Shareholders

Notice of Annual Meeting of Common Shareholders February 25, 2005

Management Proxy Circular

Notice of Annual Meeting of Common Shareholders
of Royal Bank of Canada

Date:	Friday, February 25, 2005	Business of the Annual Meeting of Common Shareholders:

Time:	10:00 a.m. (Atlantic Standard Time)	(1)	Receipt of the financial statements of the Bank for the year ended October 31, 2004 and the auditors’ report on the statements;

Place:	World Trade and Convention Centre	(2)	Election of directors;
	Port Royal Room 1800 Argyle Street	(3)	Appointment of auditors;
	Halifax, Nova Scotia Canada	(4)	Consideration of the shareholder proposals set out in Schedule ‘C’ to the Management Proxy Circular; and

		(5)	Consideration of any other business, which may be properly brought before the Annual Meeting of Common Shareholders.

		By order of the Board of Directors

		Carol J. McNamara Vice-President & Secretary January 26, 2005

Important

On January 7, 2005, the record date for the meeting, 644,763,720 Common Shares were outstanding, which corresponds to the number of “eligible votes” as defined in the Bank Act (Canada).

Shareholders who are unable to be present at the Annual Meeting of Common Shareholders are requested to complete and sign the enclosed form of proxy. Please return it promptly in the envelope provided or forward it by facsimile to
1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries), so that your shares will be represented whether or not you attend. Proxies should be received at the Toronto office of Computershare Trust Company of Canada, the transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, February 23, 2005 or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

SHAREHOLDER LETTER & TABLE OF CONTENTS	ROYAL BANK OF CANADA 1

Dear Shareholder:

The Bank’s Annual Meeting of Common Shareholders will be held at the World Trade and Convention Centre, Port Royal Room,
1800 Argyle Street, Halifax, Nova Scotia, Canada, on Friday, February 25, 2005 at 10:00 a.m. (Atlantic Standard Time).

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in this Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the Board of
Directors and your fellow shareholders. If you are unable to attend the meeting in person, you may listen to a live webcast of the meeting, which will be available at www.rbc.com/investorrelations/conference.html starting at 10:00 a.m. Atlantic Standard
Time (9:00 a.m. Eastern Standard Time).

Yours sincerely,

David P. O’Brien	Gordon M. Nixon
Chairman of the Board	President & Chief Executive Officer

Management Proxy Circular

As of December 31, 2004, except as otherwise provided

This Management Proxy Circular is furnished in connection with the solicitation by the management of Royal Bank of Canada of proxies for use at the Bank’s Annual Meeting of Common Shareholders.

What’s inside

2	Section 1: Voting information	9	Section 3: Disclosure of compensation and other information	26	Schedule ‘A’: Record of attendance by directors
4	Section 2: Business of the meeting
		9	Compensation of directors	27	Schedule ‘B’: Statement of
4	Financial statements				Corporate Governance Practices
		10	Report on executive compensation		and Guidelines (includes Director Independence Policy)
4	Election of directors
		15	Performance graph
7	Appointment of auditors			36	Schedule ‘C’: Shareholder
		15	Officers’ remuneration		proposals
8	Auditors’ fees
		24	Indebtedness of directors
8	Shareholder proposals		and officers

		24	Additional items

2 ROYAL BANK OF CANADA	SECTION 1: VOTING INFORMATION

SECTION 1: Voting information

Who is soliciting my proxy?

The management of the Bank is soliciting your proxy for use at the Annual Meeting of Common Shareholders.

What will I be voting on?

You will be voting on:

•	election of directors of the Bank (see page 4);

•	appointment of Deloitte & Touche LLP as the Bank’s auditors (see page 7); and

•	shareholder proposals (see page 8).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common Share of the Bank you own at the close of business on January 7, 2005, the record date for the meeting.

     To vote shares you acquired subsequent to the record date, you must, not later than 10 days before the meeting:

•	request that the Bank add your name to the voters’ list; and

•	produce properly endorsed share certificates or otherwise establish that you own the shares.

Voting restrictions

Shares cannot be voted either in person or by proxy if they are beneficially owned by:

•	the government of Canada or of a province;

•	the government of a foreign country or of any political sub-division of a foreign country;

•	an agency of any of these entities;

•	any person who has acquired a significant interest in any class of shares of the Bank (more than 10% of the class) without the approval of the Minister of Finance; or

•	any person who has a significant interest in any class of shares of the Bank (more than 10% of the class) and who has a significant interest in any class of shares of another widely held bank with equity of $5 billion or more.

In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.

How many shares are eligible to vote?

The number of Common Shares outstanding on January 7, 2005, being equal to the number of “eligible votes” as defined in the Bank Act, is indicated under the heading “Important” in the Notice of Annual Meeting of Common Shareholders.

     To the knowledge of the Bank’s directors and officers, as of December 31, 2004 no person owned or exercised control or direction over more than 10% of the outstanding Common Shares.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below.

     If your shares are held in the name of a nominee, please see the instructions below under the headings “How can a non-registered shareholder vote?” and “How can a non-registered shareholder vote in person at the meeting?”

Voting by proxy

Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Bank. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Bank. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

     If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.

     If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

SECTION 1: VOTING INFORMATION	ROYAL BANK OF CANADA 3

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

FOR the election as directors of the proposed nominees whose names are set out on the following pages, FOR the appointment of Deloitte & Touche LLP as auditors, FOR management’s proposals generally, and AGAINST the shareholder proposals set out in Schedule ‘C’.

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

     As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the Head Office of the Bank not later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Trust Company of Canada, the transfer agent of the Bank.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Bank’s management requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Bank may also solicit proxies by telephone, in writing or in person. The Bank may also use the services of outside firms to solicit proxies. The cost of proxy solicitation will be paid by the Bank, including the cost of an outside firm, Georgeson Shareholder Communications Canada, Inc., estimated to be approximately $30,000.

How can a non-registered shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the meeting?

Since the Bank does not have unrestricted access to the names of its non-registered shareholders, if you attend the meeting, the Bank may have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the meeting.

4 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETING

SECTION 2: Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2004 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 14. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages and who are now directors of the Bank.

     The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and country of residence, year first elected or appointed as a director, principal occupation, other principal directorships and committee memberships. Also indicated for each person proposed as a director is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised on December 31, 2004 and, as of the same date, the number of Director Deferred Stock Units credited to the account of the director under the Director Deferred Stock Unit Plan and the number of options held by each director under the Director Stock Option Plan. In November 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. See the description of these plans under “Section 3: Disclosure of compensation and other information” in this Circular. Gordon M. Nixon(1) and Cecil W. Sewell, Jr. did not receive any options under the Director Stock Option Plan. Except where required for qualification as a director of a subsidiary, none of the directors of the Bank holds shares of its subsidiaries. The Board of Directors does not have an executive committee. For further information relating to the proposed nominees please refer to the section entitled “Directors and Executive Officers” in the Bank’s annual information form dated December 20, 2004. It may be found on SEDAR at www.sedar.com or obtained free of charge on request from the Secretary of the Bank.

     A record of attendance by directors at meetings of the board and its committees during the 12 months ended October 31, 2004 is set out in Schedule ‘A’ to this Circular.

(1)	Options granted to Mr. Nixon under the Stock Option Plan for eligible employees of the Bank are reported under “Officers’ remuneration” in this Circular.

W. Geoffrey Beattie, 44, of Toronto, Ontario, Canada, has served on the board of the Bank since May 23, 2001. Mr. Beattie is President and a director of The Woodbridge Company Limited (a holding company) and Deputy Chairman and a director of The Thomson Corporation (a publishing and information company). Mr. Beattie is also a director of Bell Globemedia Inc., Hydro One Inc., Tm Bioscience Corporation, the Dean’s Advisory Board of the Joseph L. Rotman School of Management (University of Toronto) and a Trustee of the University Health Network.	Member of the Conduct Review and Risk Policy Committee Member of the Human Resources Committee 1,000 Common Shares 6,117 Deferred Stock Units 10,000 Options

George A. Cohon, O.C., O.Ont., 67, of Toronto, Ontario, Canada, has served on the board of the Bank since June 1, 1988. Mr. Cohon is the Founder and Senior Chairman and a director of McDonald’s Restaurants of Canada Limited (a quick service restaurants company) and Founder and Chairman of McDonald’s in Russia. He is a director of Royal Trust Corporation of Canada, The Royal Trust Company and Astral Media Inc. and several not for profit organizations. He is the founding patron of Ronald McDonald Houses, the founder of Ronald McDonald House Charities of Canada and Russia and Co-Chairman of the Toronto Santa Claus Parade. In the past five years Mr. Cohon served as a director of Loews Cineplex Entertainment Corporation.	Member of the Audit Committee Member of the Corporate Governance and Public Policy Committee 11,246 Common Shares 6,020 Deferred Stock Units 18,000 Options

SECTION 2: BUSINESS OF THE MEETING	ROYAL BANK OF CANADA 5

Douglas T. Elix, 56, of Ridgefield, Connecticut, U.S.A., has served on the board of the Bank since August 22, 2000. Mr. Elix is Senior Vice-President and Group Executive of Sales & Distribution, IBM Corporation (a computer company). Prior to May 2004, Mr. Elix was Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation.	Member of the Conduct Review and Risk Policy Committee Member of the Human Resources Committee 8,141 Deferred Stock Units 14,000 Options

John T. Ferguson, F.C.A., 63, of Edmonton, Alberta, Canada, has served on the board of the Bank since April 3, 1990. Mr. Ferguson is Chair of the Board and a director of TransAlta Corporation (an electric generation company), Founder, Chairman of the Board and a director of Princeton Developments Ltd. (a real estate company) and a director or officer of a number of subsidiaries of Princeton Developments Ltd. He is also a director of Suncor Energy Inc., Strategy Summit Ltd., and the C.D. Howe Institute, an advisory member of the Canadian Institute for Advanced Research and serves on the Business Advisory Council of the School of Business (University of Alberta).	Chairman of the Human Resources Committee Member of the Corporate Governance and Public Policy Committee 5,532 Common Shares 7,973 Deferred Stock Units 18,000 Options

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C., 61, of Quebec City, Quebec, Canada, has served on the board of the Bank since October 1, 1991. Mrs. Gauthier is a senior partner of the law firm of Desjardins Ducharme Stein Monast. She is a director of Royal Trust Corporation of Canada, The Royal Trust Company, Metro Inc., Rothmans Inc. and TransCanada PipeLines Limited. She is also the Chairman of the Security Intelligence Review Committee, President of Foundation Maison Michel Sarrazin and President of the Institut Québécois des Hautes Études Internationales (Laval University).	Member of the Corporate Governance and Public Policy Committee Member of the Human Resources Committee 7,687 Common Shares 9,484 Deferred Stock Units 18,000 Options

Jacques Lamarre, 61, of Montreal, Quebec, Canada, has served on the board of the Bank since September 23, 2003. Mr. Lamarre is President and Chief Executive Officer of SNC-Lavalin Group (an engineering and manufacturing company). Mr. Lamarre is a member of the Canadian Council of Chief Executives, the World Economic Forum, the Engineering Institute of Canada and several other not for profit organizations. He is past Chair of the Board of Directors of the Conference Board of Canada. In the past five years, Mr. Lamarre served as a director of Canadian Pacific Railway Limited.	Member of the Audit Committee Member of the Conduct Review and Risk Policy Committee 6,000 Common Shares 2,671 Deferred Stock Units

Brandt C. Louie, F.C.A., 61, of West Vancouver, British Columbia, Canada, has served on the board of the Bank since November 20, 2001. Mr. Louie is President and Chief Executive Officer and a director of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and Chief Executive Officer and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited (a franchising company), a director of Canfor Corporation and a director and member of several not for profit organizations. In the past five years Mr. Louie served as a director of The Canada Life Assurance Company, Chairman and director of the British Columbia Lottery Corporation and as Chair and director of Slocan Forest Products Ltd.	Member of the Conduct Review and Risk Policy Committee Member of the Corporate Governance and Public Policy Committee 8,608 Common Shares 5,628 Deferred Stock Units 10,000 Options

6 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETING

Gordon M. Nixon, 47, of Toronto, Ontario, Canada, has served on the board of the Bank since April 1, 2001. Mr. Nixon has been President and Chief Executive Officer of the Bank since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. 25 years ago, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a member of the Board of Trustees for the Hospital for Sick Children in Toronto, a director of the Institute of International Finance, a director of the Canadian Council of Chief Executives and a member of Catalyst Canada Advisory Board and co-chairs the Toronto Region Research Alliance.	216,850 Common Shares(1) 97,843 Deferred Share Units(2)

David P. O’Brien, 63, of Calgary, Alberta, Canada, is Chairman of the Bank and has served on the board of the Bank since May 7, 1996. Mr. O’Brien is also the Chairman of the Board and a director of EnCana Corporation (an oil and gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is also a director of Fairmont Hotels & Resorts Inc., Inco Limited, Molson Inc., TransCanada PipeLines Limited and the C.D. Howe Institute. In the past five years Mr. O’Brien served as a director of Air Canada, Westburne Inc. and a number of subsidiaries of Canadian Pacific Limited.	Chairman of the Corporate Governance and Public Policy Committee Member of the Human Resources Committee 41,277 Common Shares 18,000 Options

Robert B. Peterson, 67, of Toronto, Ontario, Canada, has served on the board of the Bank since September 10, 1992. Mr. Peterson is retired Chairman and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company). He is a life member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, an inductee in The Canadian Petroleum Hall of Fame and a director of a not for profit organization. In the past five years Mr. Peterson served as a director of Fording Inc. and Imperial Oil Limited.	Chairman of the Audit Committee Member of the Human Resources Committee 7,530 Common Shares 14,407 Deferred Stock Units 18,000 Options

J. Pedro Reinhard, 59, of Midland, Michigan, U.S.A., has served on the board of the Bank since May 18, 2000. Mr. Reinhard is Executive Vice-President and Chief Financial Officer and a director of The Dow Chemical Company (a science and technology company). He is also a director of The Coca-Cola Company, Dow Corning Corporation and Sigma-Aldrich Corporation.	Chairman of the Conduct Review and Risk Policy Committee Member of the Audit Committee 10,274 Deferred Stock Units 14,000 Options

(1)	Includes 144,250 Deferred Shares under the Performance Deferred Share Program (see the description of the Program under “Report on executive compen- sation” in this Circular).

(2)	Represents 62,355 Deferred Share Units under the Deferred Share Unit Plan for executive officers of the Bank (see the description of the Plan under “Report on executive compensation” in this Circular) and 35,488 Performance Deferred Share Units under the Performance Deferred Share Unit Program (see the description of the Program under “Supplemental information – compensation for 2005” in this Circular).

SECTION 2: BUSINESS OF THE MEETING	ROYAL BANK OF CANADA 7

Cecil W. Sewell, Jr., 58, of Raleigh, North Carolina, U.S.A., has served on the board of the Bank since July 11, 2001. Mr. Sewell is Chairman of the Board and a director of RBC Centura Banks, Inc. From June 2001 to October 2004, Mr. Sewell was Chairman Emeritus and a director of RBC Centura Banks, Inc. Between February 2000 and June 2001, Mr. Sewell held the position of Chief Executive Officer of Centura Banks, Inc. (now RBC Centura Banks, Inc.). Prior to February 2000, Mr. Sewell held a number of senior executive positions at Centura Banks, Inc. Mr. Sewell is also a director of Global Transpark Foundation, Inc. and North Carolina Community College Foundation and serves on the Advisory Board of Second Curve Capital, a financial services hedge fund. In the past five years Mr. Sewell served as a director of the Federal Reserve Bank of Richmond, Charlotte Branch.	230,328 Common Shares(1) 126,708 Options(2)

Kathleen P. Taylor, 47, of Toronto, Ontario, Canada, has served on the board of the Bank since November 20, 2001. Ms. Taylor is the President, Worldwide Business Operations of Four Seasons Hotels Inc. (a hotel and resort management company). Ms. Taylor is a director of the Hospital for Sick Children Foundation, a cabinet member of the United Way of Greater Toronto, a member of the World Travel & Tourism Council, Co-Chair of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association, and a member of the International Advisory Council of the Schulich School of Business (York University, Toronto). In the past five years Ms. Taylor served as a director of the T. Eaton Company Limited.	Member of the Audit Committee 3,000 Common Shares 5,610 Deferred Stock Units 10,000 Options

Victor L. Young, O.C., 59, of St. John’s, Newfoundland, Canada, has served on the board of the Bank since April 2, 1991. From 1984 until May 2001, Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company). Mr. Young is a director of Aliant Inc., BCE Inc., Imperial Oil Limited and McCain Foods Limited. In the past five years Mr. Young served as a director of Fishery Products International Limited.	Member of the Conduct Review and Risk Policy Committee Member of the Corporate Governance and Public Policy Committee 7,470 Common Shares 5,832 Deferred Stock Units 18,000 Options

(1)	Includes 18,448 Deferred Shares under the Performance Deferred Share Program. See the description of the Program under “Report on executive compensa- tion” in this Circular.

(2)	Represents options granted to Mr. Sewell, concurrent with the acquisition of Centura Banks, Inc., and options granted under the Stock Option Plan for employees of the Bank and subsidiaries.

Appointment of auditors

The persons named in the enclosed proxy form intend to vote for the reappointment of Deloitte & Touche LLP as auditors of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte & Touche LLP has served as one of the Bank’s auditing firms for the previous seven years and became the Bank’s sole auditor on September 23, 2003. Representatives of the auditors will be in attendance and available to answer questions at the Annual Meeting.

8 ROYAL BANK OF CANADA	SECTION 2: BUSINESS OF THE MEETING

Auditors’ fees

Fees payable for the years ended October 31, 2004 and October 31, 2003 to Deloitte & Touche LLP and its affiliates are $18.8 million and $22.4 million. Fees payable to Deloitte & Touche LLP and its affiliates in 2004 and 2003 are detailed below.

	Year ended	Year ended
	October 31,	October 31,
($Millions)	2004	2003

Audit fees	$16.1	$16.5
Audit-related fees	2.0	1.4
Tax fees	.4	1.6
All other fees	.3	2.9

	$18.8	$22.4

PricewaterhouseCoopers LLP also served as one of the Bank’s auditing firms until September 23, 2003. Up to its resignation on September 23, 2003, fees payable to PricewaterhouseCoopers LLP and its affiliates were $11.7 million. For 2003, fees payable to Deloitte & Touche LLP and PricewaterhouseCoopers LLP were $34.1 million in total.

     The nature of each category of fees is described below.

Audit fees

Audit fees were paid for professional services rendered by the auditors for the audit of the annual financial statements of the Bank and its subsidiaries or services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services not required by statute or regulation;

•	reporting on the effectiveness of internal controls as required by contract or for business reasons including the reporting on internal controls for pension custody clients;

•	accounting consultations and special audits in connection with acquisitions;

•	the audit of the financial statements of the Bank’s various pension plans and charitable foundations;

•	the audits of various trusts and other entities as required in connection with the securitization of credit cards and mortgage loans; and

•	the audit of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the Bank’s expatriate tax services program and assistance in completing routine tax schedules and calculations.

All other fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted of:

•	French translation of: the annual consolidated financial statements and management’s discussion and analysis for the years ended October 31, 2003 and October 31, 2004; interim consolidated financial statements and quarterly reports to shareholders; financial information included in the annual information form, prospectuses and other offering documents; certain newsletters and other press releases related to the payment of dividends; certain sections of the Bank’s Annual Report to Shareholders; and financial statements of certain of the Bank’s subsidiaries; and

•	business recovery services where the auditor: acts as privately appointed receiver and manager pursuant to the terms of a security instrument held by the Bank or a syndicate of banks; conducts a business review of a debtor on behalf of the Bank; or acts as monitor under private appointment.

Pre-approval policies and procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy that prohibits the Bank from engaging auditors for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.

Shareholder proposals

Set out in Schedule ‘C’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders. The final date for submission of proposals by shareholders to the Bank for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be November 28, 2005.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 9

SECTION 3: Disclosure of compensation and other information

Compensation of directors

Directors who are also officers of the Bank or its subsidiaries receive no remuneration as directors.

Annual retainers and attendance fees were paid to other members of the Board of Directors on the following basis during the year ended October 31, 2004:

(i)	annual board retainer	$30,000

(ii)	annual retainer for Audit Committee chairperson	$50,000	(1)

(iii)	annual retainer for chairpersons of other board committees (excluding regional director committees)	$10,000

(iv)	annual retainer for members of Audit Committee (excluding Committee chairperson)	$6,000

(v)	annual retainer for members of other board committees (excluding committee chairpersons and regional director committees)	$3,000

(vi)	each board meeting attended	$2,000	(2)

(vii)	each committee meeting attended (except regional director committee meetings)	$1,500

(viii)	each regional director committee meeting attended (to a maximum of two)	$1,000

(ix)	Chairman of the Board – additional annual retainer	$275,000

(x)	dedicated annual retainer: each director receives Bank Common Shares or Director Deferred Stock Units with a value of $70,000 (see below)

In order to provide competitive compensation and recognize the increasing complexity of the Bank’s operations, the Bank’s aim is to set director compensation at a level comparable to the top 25% of the country’s largest corporations and financial institutions.

     All board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.

Share ownership guideline

Directors are required to hold Bank Common Shares or Director Deferred Stock Units (“DDSUs”) with a value of not less than $300,000. Directors are expected to reach this level within five years.

Dedicated Annual Board Retainer

At the option of each director, the $70,000 dedicated annual board retainer is received either in Bank Common Shares purchased under the Director Share Purchase Plan (described below) or in DDSUs under the Director Deferred Stock Unit Plan (described below). The dedicated annual board retainer continues to be invested as described above even after a director reaches the minimum share ownership level under the share ownership guideline. Until retirement from the board, directors are required to retain all Bank Common Shares acquired with the dedicated annual board retainer.

Director Share Purchase Plan

The Director Share Purchase Plan allows directors to receive the entire amount, or a portion, of their basic board fees in Bank Common Shares. In addition, where a director has so elected, the dedicated annual board retainer is paid by way of Bank Common Shares under the Director Share Purchase Plan. All administration costs as well as any brokerage fees associated with the purchase and registration of Bank Common Shares are paid by the Bank.

Director Deferred Stock Unit Plan

Under the Director Deferred Stock Unit Plan, directors may receive 50% or 100% of their basic board fees, and may receive 100% of their dedicated annual board retainer, in the form of DDSUs. Each DDSU has an initial value equal to the market value of a Bank Common Share at the time the DDSUs are credited to a director. The value of a DDSU, when converted to cash, is equivalent to the market value of a Bank Common Share at the time the conversion takes place.

(1)	The retainer paid to the chairperson of the Audit Committee was increased to $50,000 from $20,000, with effect from March 1, 2004.

(2)	The fee for each board meeting attended was increased to $2,000, effective March 1, 2004.

10 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on Bank Common Shares. In fiscal 2004 an amount of $1,788,667 in directors’ fees was deferred by directors and invested in DDSUs. A director cannot convert DDSUs to cash until the director ceases to be a member of the board.

Director Stock Option Plan

On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. The exercise price for options was set at the market value of the Bank Common Shares at the time of grant. Options granted under the Plan may be exercised for a period of 10 years from the date of the grant, subject to termination at an earlier date upon the retirement from the board or death of their holder. Outstanding options granted prior to the Plan’s suspension on November 19, 2002 remain in effect with no amendments. Retention guidelines are applicable to Bank Common Shares acquired on the exercise of options. Until their retirement from the board, directors who exercise options under the Director Stock Option Plan are required to retain ownership of a number of Bank Common Shares that corresponds to one-half of the realizable gain after costs of exercise and imputed taxes on each exercise of options.

Alignment of interests

The Board of Directors believes that the share ownership guideline of $300,000, the dedicated annual board retainer to be invested in Bank Common Shares or DDSUs and requirements for directors to retain until retirement all Bank Common Shares acquired with the dedicated annual board retainer, as well as a portion of Bank Common Shares acquired upon the exercise of options, aligns the interests of directors with those of shareholders.

Report on executive compensation

Overview

Compensation is one of the primary tools used by the Bank to attract, retain and motivate employees with the skills and commitment needed to enhance shareholder value. This is particularly true for the most senior Bank officers, who have a significant influence on corporate performance.

The Human Resources Committee (the “Committee”) of the Board of Directors reviews overall compensation policies and makes recommendations to the Board of Directors on compensation for senior Bank officers. This review includes the Chief Executive Officer and senior officers of the Bank, including those whose compensation is set forth under the summary compensation table. In this document, such officers are referred to as the “Named Executive Officers” of the Bank.

     The Committee consists of six directors who are neither officers nor former officers of the Bank. The board as a whole reviews the recommendations of the Committee and gives final approval on compensation matters for senior Bank officers as well as on major policy changes related to remuneration. To ensure that the Bank provides competitive compensation to its senior officers, the Committee reviews information from external compensation advisors and the compensation practices at 20 widely held companies in Canada, including major Canadian banks, and at U.S. financial institutions with comparable breadth of operations and market capitalization. In addition, the Committee engages the services of an independent external consultant to provide advice and counsel on executive compensation matters.

     The compensation package for senior Bank officers has three components:

•	Base salary and benefits

•	Annual Incentive Program

•	Mid-Term and Long-Term Incentive Programs

Base salary and benefits generally correspond to the average of the salary and benefits range paid by the group of companies with which the Bank compares itself. Both annual incentive programs and mid- and long-term incentive programs are broadly designed to produce awards in the top 25% of similar awards by comparative companies when the Bank has strong performance as measured against its targets and the competition. In each case, subject to performance, the awards are based on prevailing market practices. The Committee does not aim to achieve any pre-determined weighting.

     In addition, the Committee assesses individual performance and retains a significant amount of discretion in setting the amounts of the three components of compensation for each Named Executive Officer. These amounts are established on the basis of recommendations by the Chief Executive Officer for the other Named Executive Officers, and on the basis of the Committee’s and the board’s assessment of the Chief Executive Officer’s performance.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 11

     The Committee bases its long-term incentive award decisions on prevailing market practice, subject to Bank performance, without factoring in the number of outstanding options, the in-the-money value of outstanding options, or number of performance deferred shares that a senior Bank officer holds.

Base salary

Each year, the Committee reviews the individual salaries of the Named Executive Officers and if needed makes adjustments to reflect individual performance, responsibility and experience, as well as the contribution expected from each officer.

Annual Incentive Program

The Bank believes incentive pay rewards employees for their contribution to their business or functional unit’s performance and the Bank’s overall performance. The diversity of the Bank’s businesses and functional units and the differences in the key performance drivers result in different measures for each business or functional unit but a key component of an employee’s annual incentive pay remains the Bank’s overall performance.

     Two benchmarks are used in awarding incentives under the Bank’s Annual Incentive Program: achievement of targets for return on equity (“ROE”) by the Bank during the fiscal year; and the earnings per share achieved during the fiscal year compared to earnings per share achieved by 18 North American financial institutions (20, prior to 2004 U.S. financial institution consolidation activity) with which the Bank competes. Annually the Committee and Board of Directors determine a threshold level of ROE that must be achieved for employees to receive a payment from the Bank’s Annual Incentive Program.

     The actual annual incentive for a Named Executive Officer is based on individual contribution reviewed against a variety of factors including business results, judgment, managerial performance, and overall contribution to the Bank’s success. The Committee and the Board of Directors, in their discretion, may also further adjust the amount of the incentive bonus. The 2004 annual incentive for each Named Executive Officer was based on the Committee’s assessment of their achievement of the personal and business factors mentioned above.

Stock ownership

To align the interests of senior Bank officers and employees with the interests of shareholders, the Bank encourages stock ownership and demonstrates this commitment by paying a significant portion of senior Bank officer compensation through stock-based compensation programs (regular and performance deferred shares, deferred share units, and stock options) and provides eligible employees with the opportunity to own stock through the Bank’s savings and share ownership plans. Approximately 80% of employees own Bank Common Shares.

     The Bank requires all senior Bank officers to own Bank Common Shares, including deferred share units (“DSUs”) and regular and performance Deferred Shares, proportionate to the individual’s compensation and position. The minimum stock ownership guidelines are a multiple of either the last three years’ average base salary or the last three years’ average base salary and annual incentive payments, depending on the position. The guidelines are as follows:

Chief Executive Officer (CEO)	6 times last three years’ average base salary

Group Executive members including Named Executive Officers (excluding RBC Capital Markets CEO)	4 times last three years’ average base salary

RBC Capital Markets CEO	2 times last three years’ average base salary and annual incentive payments

Executive Vice-Presidents including the Chief Financial Officer	2.25 times last three years’ average base salary

Senior Vice-Presidents	1.5 times last three years’ average base salary

Vice-Presidents	1 times last three years’ average base salary

Bank officers are given three years to achieve these minimum stock holdings and newly employed officers are given five years.

Deferred Share Unit Plan

The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between senior Bank officers and shareholders by linking annual incentive awards to the future value of Bank Common Shares. Under the Plan, each participant may elect to receive all or a percentage (0%, 25%, 50%, 75% or 100%) of his or her annual incentive bonus in the form of DSUs.

     A participant must make an irrevocable election to take part in the Plan prior to the beginning of the fiscal year. When bonus awards are determined at the end of the fiscal year, the amount elected is converted to DSUs based on the five-day average market price of Bank Common Shares at the end of that fiscal year.

12 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

     DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on Bank Common Shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment. The cash value of the DSUs is equivalent to the market value of Bank Common Shares when conversion takes place.

Mid-term and long-term incentive programs

Stock Option Plan

The Bank’s Stock Option Plan, approved by shareholders on January 27, 1994 and February 23, 2000, provides employees with an incentive to enhance shareholder value by providing participants with a form of compensation which is tied to increases in the market value of Bank Common Shares. Options are granted by the Committee to eligible employees, including the CEO and the other Named Executive Officers. In November 2001, with the introduction of the Performance Deferred Share Program, the Bank reduced the size of its option grants. In November 2003, the Bank reduced participation in its option grants by approximately 70%, limiting participation to senior executives.

     Between November 29, 1999 and June 5, 2001, grants of options under the Bank’s Stock Option Plan were accompanied by tandem stock appreciation rights (“SARs”). Under SARs, participants could choose to exercise a SAR instead of the corresponding option. When a SAR is exercised, the participant receives a cash payment equal to the difference between the closing price of Bank Common Shares and the exercise price of the option. The CEO and the other Named Executive Officers have voluntarily forfeited their SARs, and since November 2001, option grants have not been accompanied by SARs.

     Effective 2003, the Bank enhanced its disclosure of stock option costs by commencing to expense stock options in its financial statements.

     The CEO and Group Executive members have agreed that for a 12-month period following each exercise of stock options, they will hold Bank Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.

Performance Deferred Share Program

The Performance Deferred Share Program is intended to increase alignment between the interests of participants and shareholders by enhancing opportunities for share ownership and by rewarding participants for the relative performance of the Bank versus North American financial institutions with which it competes.

     Each award of Deferred Shares under this Program is made up of 50% regular Deferred Shares and 50% performance Deferred Shares. At the time the shares vest, which is three years from the grant date, the performance Deferred Share component of the award can remain the same or be increased or decreased depending on the Bank’s total shareholder return (“TSR”) compared to a comparator group of North American financial institutions.

     For the awards made in 2002 and 2003, if at the time of vesting the Bank’s TSR compared to 15 North American financial institutions is in the top third, participants may receive an additional cash payment equal to 50% of the then market value of the performance Deferred Share component of the Program. If at time of vesting, the Bank’s TSR is in the bottom third compared to 15 North American financial institutions, the number of shares the participant was awarded under the performance Deferred Share component of the Program may be reduced by 50%.

     Beginning with awards made in fiscal 2004, the comparator group was expanded to 20 North American financial institutions and the performance Deferred Share component may be increased at the time of vesting by 25% or 50% or decreased by 25% or 50% depending on whether the Bank’s TSR is in the top, second, third or bottom quartile. With 2004 U.S. merger activity, the comparator group has consolidated into 18 financial institutions.

     As of October 31, 2004, the TSR for awards made on December 12, 2003 was in the bottom quartile, for awards made on January 17, 2003 TSR was in the bottom third; and for awards made on January 14, 2002 TSR was in the middle third.

North American Compensation Program

With the Bank’s expansion in the United States, the Committee recognized the need from time to time to align the compensation of selected senior Bank officers more closely to general trends in North America. In March 2001, it approved a special medium-term North American Compensation Program for some officers, including the following Named Executive Officers: Messrs. G.M. Nixon, P. Currie, and M.J. Lippert. No awards have been made under this Program since 2001.

     The awards made in 2001 under this Program were converted into share units equivalent to Bank Common Shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of Bank Common Shares on each vesting date and are paid in either cash or Bank Common Shares at the option of the Bank.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 13

Chief Executive Officer’s compensation

The Committee assesses the overall performance of the Chief Executive Officer (“CEO”) on the basis of his contribution to:

•	the financial performance of the Bank compared to specific objectives and targets established at the beginning of each fiscal year;

•	the strategic positioning of the Bank for profitable growth and success;

•	the risk profile and credit quality of the Bank;

•	the leadership of the organization;

•	the management of succession plans to provide continuity of leadership positions, including that of the CEO; and

•	the quality of the Bank’s relationships with shareholders, customers, employees, governments and communities.

The Committee’s objective is to provide competitive compensation for the CEO based on performance.

     Consistent with the benchmarking described above for base salary and benefits, Mr. G.M. Nixon’s base salary was established at $1,400,000 commencing January 1, 2004.

     The Committee’s assessment of Mr. G.M. Nixon’s performance over the past fiscal year included the following performance highlights:

•	reassessed RBC’s strategic positioning and priorities leading to the launch of the “Client First Initiative”;

•	redesigned RBC’s operating model which has been very well received globally by all field employees who recognize it as a major enabler of their sales and service efforts;

•	solid performances in equity related businesses, Global Services and the Canadian insurance business, as well as a stable and strong risk profile, were somewhat dampened by difficulties in the banking and mortgage business in the U.S.; and

•	satisfactory performances by several RBC businesses were offset by the difficulties experienced in the U.S. The steps taken in the second half of 2004, both at the strategic and at the operational level, have set the stage for a stronger performance going forward.

In recognition of Mr. G.M. Nixon’s performance, the Committee set the annual incentive for the year ended October 31, 2004 at $1,800,000. Mr. G.M. Nixon elected to defer 25% of this annual incentive amount under the Bank’s Deferred Share Unit Plan, which translated into 7,223 DSUs based on a five-day average market price of Bank Common Shares at the end of the 2004 fiscal year of $62.30.

     On November 25, 2003, Mr. Nixon was granted options covering 151,412 Bank Common Shares and on December 12, 2003, Mr. Nixon was granted 44,182 Deferred Shares at a price of $62.24 under the Performance Deferred Share Program.

RBC Capital Markets

In establishing compensation for senior officers at this Bank business unit, the Committee uses as a benchmark the average base salaries paid to senior executive officers of comparable financial institutions who hold similar positions. These market levels are used to determine the base salary and benefits for Mr. C.M. Winograd, Group Head, Global Capital Markets and Chief Executive Officer of RBC Capital Markets.

     Eligible employees of RBC Capital Markets participate in incentive programs that are linked principally to the profitability of RBC Capital Markets and the Bank’s overall performance. These programs reflect general compensation practices in the investment industry. Individual bonuses are based on the performance of the business unit and the employee’s personal contribution to its success. The incentive programs also include a deferral component. Eligible employees are required to defer between 20% and 30% of their salary and incentives in excess of C$300,000, US$200,000 or £165,000, depending on the employee’s currency of remuneration. The deferred component is paid out in equal installments over a three-year period, and its value is linked to the performance of Bank Common Shares over the same period.

     Effective November 1, 2004, Mr. C.M. Winograd was no longer eligible to participate in the deferral component of the RBC Capital Markets incentive program as he commenced participation in the RBC long-term incentive program which includes stock options and regular and performance Deferred Shares.

RBC Dain Rauscher

Eligible employees of RBC Dain Rauscher participate in incentive programs linked principally to the profitability of RBC Dain Rauscher and the Bank’s overall performance. These programs reflect the compensation practices of the U.S. investment industry. Individual bonuses are based on the performance of RBC Dain Rauscher and the employee’s contribution to those results. The incentive program also includes a deferral component for senior officers. Key contributors are required to defer between 10% and 20% of their salary and annual incentive bonus in excess of US$100,000. The amount deferred is matched with a company contribution that varies with RBC Dain Rauscher performance, and which can range from 15% to 50% of the amount deferred. All mandatory deferred amounts and matching contributions are subject to vesting provisions. Mr. P. Armenio’s compensation for the period prior to May 2003 when he was employed by RBC Dain Rauscher in Minneapolis, was established on this basis.

14 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Summary

The Committee is responsible for ensuring that overall compensation reflects the Bank’s desired compensation principles and its financial performance. The Chairman of the Committee has direct access to independent external compensation advisors. The Committee makes recommendations to the Board of Directors, which approves the compensation matters for senior Bank officers and major policy changes.

     It is the view of the Committee that executive compensation levels are appropriate for the size of the Bank, the scope of business managed and the level of profits generated for shareholders.

     Until February 27, 2004, Messrs. G. Saint-Pierre and G.A. Cohon were members of the Committee, with Mr. Saint-Pierre serving as Chairman of the Committee. On February 27, 2004, Messrs. J.T. Ferguson and D.P. O’Brien joined the Committee, and Mr. Ferguson became Chairman of the Committee.

The Committee members are as follows:

J.T. Ferguson, F.C.A., Chairman
W.G. Beattie
D.T. Elix
P. Gauthier, P.C., O.C., O.Q., Q.C.
D.P. O’Brien
R.B. Peterson

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 15

Performance graph

The following performance graph shows the cumulative return over the five-year period ending October 31, 2004 for Royal Bank’s Common Shares (assuming reinvestment of dividends), compared to the S&P/TSX Composite Banks Index, the S&P/TSX Composite Financials Index and the S&P/TSX Composite Index.

     The table shows what a $100 investment in each of the above-mentioned indices and in Royal Bank Common Shares, made at the end of fiscal 1999, would be worth in each of the five years following the initial investment.

Royal Bank of Canada five-year annualized total return on $100 investment(1)
(October 31, 1999–October 31, 2004)

Officers’ remuneration

Compensation of Named Executive Officers of the Bank

The Summary Compensation Table details compensation during the three fiscal years ended October 31, 2004, for the President & Chief Executive Officer of the Bank, the Chief Financial Officer, the former Chief Financial Officer (retired during the year) and the three other most highly compensated senior Bank officers measured by base salary and annual incentive bonuses earned during the fiscal year ended October 31, 2004.

     The information includes:

•	Salary earned in each applicable year;

•	Incentive bonuses in each applicable year;

•	Other annual compensation, which includes perquisites and personal benefits;

•	Stock options granted under the Stock Option Plan;

•	Regular Deferred Shares and performance Deferred Shares granted under the Performance Deferred Share Program;

•	Awards granted under the medium-term North American Compensation Program;

•	Deferred share units; and

•	Other reportable compensation.

16 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Summary compensation table*

In compliance with the disclosure obligations for executive compensation outlined in Form 51-102F6, the long-term compensation awards section of the summary compensation table has been updated. The column disclosing shares or units subject to resale restriction reflects the dollar value of the award at the time of grant and a new column has been added to disclose fiscal year long-term incentive plan payouts at maturity.

		Annual compensation			Long-term compensation
					Awards		Payouts
					Securities	Shares	Long-
					under	or units	Term
				Other	options/	subject	Incentive
				annual	SARs	to resale	Plan	All other
Name and		Salary	Bonus	compensation	granted	restrictions	payouts	compensation
principal position	Year	($)	($)(a)	($)(c)	(# of shares)	($)	($)	($)(f)

G.M. Nixon	2004	1,366,000	1,350,000	107,353	151,412	2,749,888	1,329,647	396,714
President &			and 7,223			Note (d)	Note (e)
Chief Executive			share units
Officer			based on
			$450,000
			Note (b)
	2003	1,150,000	1,650,000	146,473	176,660	3,000,597	1,226,487	236,889
			and 8,562			Note (d)	Note (e)
			share units
			based on
			$550,000
			Note (b)
	2002	900,000	1,800,000	142,120	265,000	2,085,000	1,105,617	109,240
			and 10,751			Note (d)	Note (e)
			share units
			based on
			$600,000
			Note (b)

P. Armenio	2004	550,000	765,000	–	53,680	974,927	–	40,136
Group Head						Note (d)		US$51,248
US & International								Note (h)
	2003	225,000	375,000	215,237	56,936	US$76,778	–	6,962
		US$125,000	US$1,124,000	US$13,420		Note (d)		US$113,268
		Note (g)						Note (h)
	2002	US$250,000	US$1,333,400	US$56,310	10,000	US$48,136	–	US$64,210
						Note (d)		Note (h)

P. Currie	2004	600,000	451,000	72,512	53,680	974,927	1,386,872	162,382
Retired Chief						Note (d)	Note (e)
Financial Officer Note (i)
	2003	600,000	275,000	–	62,640	1,063,651	1,241,956	17,950
			and 4,281			Note (d)	Note (e)
			share units
			based on
			$275,000
			Note (b)
	2002	600,000	300,000	–	95,000	720,741	1,066,065	16,570
			and 5,375			Note (d)	Note (e)
			share units
			based on
			$300,000
			Note (b)

M.J. Lippert	2004	500,000	325,000+	1,269,536	53,680	974,927	1,329,647	134,252
Group Head			1,100,000			Note (d)	Note (e)
Global Technology & Operations
	2003	500,000	400,000+	1,614,465	62,640	1,063,651	1,226,487	85,008
			1,100,000			Note (d)	Note (e)
	2002	500,000	200,000+	1,555,496	95,000	720,741	1,105,617	44,606
			1,000,000			Note (d)	Note (e)
			and 3,584
			share units
			based on
			$200,000
			Note (b)

*	All currency is in Canadian dollars unless otherwise noted.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 17

Summary compensation table (cont’d)

		Annual compensation			Long-term compensation
					Awards		Payouts
					Securities	Shares	Long-
					under	or units	Term
				Other	options/	subject	Incentive
				annual	SARs	to resale	Plan	All other
Name and		Salary	Bonus	compensation	granted	restrictions	payouts	compensation
principal position	Year	($)	($)(a)	($)(c)	(# of shares)	($)	($)	($)(f)

C.M. Winograd	2004	271,800	3,300,000	–	49,552	900,000	1,896,164	729,175
Group Head						Note (d)	Note (k)
Global Capital Markets	2003	271,800	2,718,460	–	N/A	1,281,540	2,546,761	572,819
						Note (j)	Note (k)
	2002	254,984	1,950,705	–	N/A	1,276,495	2,155,458	472,239
			and 13,847			Note (j)	Note (k)
share units
based on
$772,800
Note (b)

J.R. Fukakusa	2004	337,419	5,778	61,346	15,968	589,943	–	77,443
Chief Financial Officer			share units based on			Note (d)
$360,000
Note (b)
	2003	325,759	3,554	–	22,344	379,540	–	9,758
			share units			Note (d)
based on
$228,245
Note (b)
	2002	303,397	4,124	–	33,000	259,466	–	8,423
			share units			Note (d)
based on
$230,180
Note (b)

(a)	Total annual incentive bonus for each Named Executive Officer consists of cash and deferred share unit (DSU) amounts shown under the “Bonus” column.

(b)	The DSUs awarded for fiscal 2004 are based on the average closing price of Bank Common Shares over the last five trading days of fiscal 2004 being $62.30. Aggregate holdings of DSUs as at October 31, 2004 and their value, based on an October 31, 2004 Bank Common Share price of $63.40, are as follows: Mr. G.M. Nixon 54,682 DSUs with a value of $3,466,839, Mr. P. Currie 29,559 DSUs with a value of $1,874,041, Mr. M.J. Lippert 15,458 DSUs with a value of $980,072, Mr. C.M. Winograd 365,767 DSUs with a value of $23,189,623 and Ms. J.R. Fukakusa 16,118 DSUs with a value of $1,021,912. Additional DSUs are credited to reflect dividends paid on Bank Common Shares.

(c)	The amounts in this column represent perquisites, other taxable benefits and other annual compensation. These amounts include costs for leased automo- biles for Mr. G.M. Nixon of $67,174, Mr. P. Currie of $47,512, Mr. M.J. Lippert of $44,536, Ms. J.R. Fukakusa of $39,346, as well as a financial counselling allowance of $12,000 and a club annual dues allowance of $10,000 for Ms. Fukakusa. For Mr. Lippert amounts appearing in this column for 2002, 2003 and 2004 include a Canadian allowance recognizing the differences in currency values and taxes resulting from Mr. Lippert’s employment relocation in 1997 from the U.S. to Canada. In fiscal 2002, Mr. Lippert’s Canadian allowance started being phased out with complete elimination by November 1, 2007. For fiscal 2004, the allowance was set at $1,200,000.

(d)	Amounts shown for fiscal 2004 for Messrs. G.M. Nixon, P. Armenio, P. Currie, M.J. Lippert, and C.M. Winograd and for Ms. J.R. Fukakusa represent awards made on December 12, 2003 under the Bank’s Performance Deferred Share Program. Aggregate holdings of Deferred Shares granted under this program as at October 31, 2004 and their value, based on a Bank Common Share price of $63.40, are as follows: Mr. Nixon 143,056 shares with a value of $9,069,800, Mr. Armenio 19,571 shares with a value of $1,240,819, Mr. Currie 50,327 shares with a value of $3,190,742, Mr. Lippert 50,327 shares with a value of $3,190,742, Mr. Winograd 14,808 shares with a value of $938,845 and Ms. Fukakusa 17,052 shares with a value of $1,081,125. Dividend equivalents accrued during the year are credited in the form of additional units under the Performance Deferred Share Program. For participants based in the U.S. at the time of grant, dividend equivalents accrued during the year are paid directly to the participant. For Ms. Fukakusa, amounts appearing in this column for 2004 also include a special restricted share award made on January 7, 2004. Aggregate holdings of Ms. Fukakusa’s restricted shares as at October 31, 2004 are 4,963 shares with a value of $314,654 based on a Bank Common Share price of $63.40. The restricted shares vest on January 7, 2007 and are conditional on Ms. Fukakusa being actively employed by the Bank on the vesting date and will have a value equal to the market value of Bank Common Shares on the vesting date and will be paid in Bank Common Shares. Dividend equivalents accrued during the year are credited in the form of additional units.

(e)	In order to align the compensation of senior Bank officers more closely to the North American market, in 2001 awards were made under the North American Compensation Program to some officers, including $3,000,000 awards made to Messrs. G.M. Nixon and M.J. Lippert on April 1, 2001. Messrs. Nixon and Lippert’s awards were converted into 63,549 share units each. The units vested over a three-year period in equal instalments of one-third per year. The units had a value equal to the market value of Bank Common Shares on each vesting date and were paid in cash at the option of the Bank. The number of share units initially awarded was determined based on the award amount divided by the average closing price of Bank Common Shares traded on the Toronto Stock Exchange for the five trading days immediately preceding the date of the award. The first third of these share units vested on April 1, 2002, the second third of these shares vested on April 1, 2003 and the final third of these shares vested on April 1, 2004. In March 2001, Mr. P. Currie received a $3,000,000 award that converted into 64,350 share units. The first third of these share units vested on March 1, 2002, the second third of these shares vested on March 1, 2003 and the final third of these shares vested on March 1, 2004. The units did not attract dividends. No awards were made under this Program in 2002, 2003 or 2004.

18 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

(f)	The amounts in this column represent the Bank’s contribution under the employee savings and share ownership plans (RESSOP, DSSP). These officers participate in RESSOP and DSSP on the same basis as all other Bank employees. Under these Plans, employees can contribute up to 10% of their salary towards the purchase of Bank Common Shares, with the Bank contributing additional Bank Common Shares to the extent of 50% of eligible contributions up to a maximum of 3% of the employee’s salary. The amounts in this column also include the amount of dividends accrued during the year and credited in the form of additional units under the Deferred Share Unit Plan, the Performance Deferred Share Program and on restricted shares.

(g)	Amounts shown for fiscal 2003 represent the split in Mr. P. Armenio’s compensation for the period of time he was employed by RBC in Toronto and RBC Dain Rauscher in Minneapolis.

(h)	The amounts in this column represent the Bank’s contribution under the 401(k) plan and under the mandatory deferred incentive program of RBC Dain Rauscher, as well as the amount of dividends accrued during the year on share units and credited in the form of additional units under the mandatory deferred incentive program and dividend equivalents accrued on the Performance Deferred Share Program paid directly to the participant. Mr. P. Armenio participated in the 401(k) plan on the same basis as all other Bank employees. As of October 31, 2004, Mr. P. Armenio’s aggregate holdings under the mandatory RBC Dain Rauscher deferred incentive program were 33,980 deferred units which had a value of US$1,767,640 based on a Bank Common Share price of US$52.02.

(i)	Mr. P. Currie retired as Vice-Chairman and Chief Financial Officer on September 9, 2004. Amounts shown in this table in 2004 represent his compensation to the date of his retirement. Please refer to “Employment Contracts, Termination of Employment and Change in Control” in this Circular for a description of post-retirement benefits and payouts.

(j)	In 2002 and 2003, under the deferral component of the RBC Capital Markets incentive program, 30% of Mr. C.M. Winograd’s combined salary and incentive was deferred into share units. For fiscal 2003, he was awarded 19,962 units, which had a value of $1,281,540. For fiscal 2002, he was awarded 22,913 units, which had a value of $1,276,495. The deferred amounts are adjusted to reflect the variation in market price, including deemed reinvestment of dividends.
The cumulative deferred amount as at October 31, 2004 was $3,317,659 based on 52,329 share units and a Bank Common Share price of $63.40. The amount deferred is payable at the rate of one-third per year and will be paid in either Bank Common Shares or cash at the then prevailing price.

(k)	The amounts in this column represent payment to Mr. C.M. Winograd of the deferral component of the RBC Capital Markets incentive program.

Performance Deferred Shares

The following table shows for each Named Executive Officer the numbers of regular Deferred Shares and performance Deferred Shares awarded during the year ended October 31, 2004 under the Performance Deferred Share Program. Value realized upon vesting is the market value of the Bank Common Shares on the vesting date. The regular Deferred Shares and performance Deferred Shares vest three years after their award date.

     At the time the shares vest, the performance Deferred Share component can be increased or decreased by 25% or 50% depending on whether the Bank’s TSR compared to 20 North American financial institutions is in the top, second, third or bottom quartile. If at the time of vesting, the Bank’s TSR is in the top quartile, participants may receive an additional cash payment equal to 50% of the then market value of the performance Deferred Share component on the vesting date (with the estimated value at time of vesting of the performance Deferred Shares and the 50% cash payment, being shown in the maximum column). If the Bank’s TSR is in the second quartile, participants may receive a cash payment equal to 25% of the then market value of the performance Deferred Share component of the program. If the Bank’s TSR is in the third quartile, the number of performance Deferred Shares the participant was awarded under the Program may be reduced by 25%. If at the time of vesting, the Bank’s TSR is in the bottom quartile, the number of performance Deferred Shares the participant was awarded under the Program may be reduced by 50% (with the estimated value at time of vesting after the 50% reduction in the performance Deferred Shares, being shown in the threshold column).

     The value of unvested regular Deferred Shares and performance Deferred Shares at financial year-end is equivalent to the number of shares awarded multiplied by the market value of the Bank Common Shares on October 31, 2004, which was $63.40 per share.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 19

Long-term incentive awards during the most recently completed financial year

			Performance or	Estimated future payouts under non-securities-price based plans(2)
	Securities, units		other period until	Threshold	Target	Maximum
Name	or other Rights (#)		maturation or payout	($)	($)	($)

G.M. Nixon	22,091		Dec. 12, 2007	1,400,569	1,400,569	1,400,569
	22,091	(1)	Dec. 12, 2007	700,284	1,400,569	2,100,854

P. Armenio	7,832		Dec. 12, 2007	496,549	496,549	496,549
	7,832	(1)	Dec. 12, 2007	248,274	496,549	744,823

P. Currie	7,832		Dec. 12, 2007	496,549	496,549	496,549
	7,832	(1)	Dec. 12, 2007	248,274	496,549	744,823

M.J. Lippert	7,832		Dec. 12, 2007	496,549	496,549	496,549
	7,832	(1)	Dec. 12, 2007	248,274	496,549	744,823

C.M. Winograd	7,230		Dec. 12, 2007	458,382	458,382	458,382
	7,230	(1)	Dec. 12, 2007	229,191	458,382	687,573

J.R. Fukakusa	2,329		Dec. 12, 2007	147,659	147,659	147,659
	2,329	(1)	Dec. 12, 2007	73,829	147,659	221,489

(1)	The performance component of the Performance Deferred Shares awarded as at October 31, 2004.

(2)	Estimated future payouts are calculated based on the market value of the Bank Common Shares on October 31, 2004 which was $63.40. Actual payouts will be based on the Bank Common Share value at the time of vesting and may therefore differ from amounts shown in this table. Estimated future payouts are expressed in Canadian dollars. Under every adjustment scenario of the performance Deferred Share component, the number of shares or cash payout at vesting will vary relative to the original grant. However, for illustrative purposes we still show a payout at target based on an unaffected performance Deferred Share component and no cash payment.

Stock Option Plan

The following table shows stock option grants made to the Named Executive Officers under the Bank’s Stock Option Plan during the financial year ended October 31, 2004. The Committee grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Bank Common Shares at an exercise price being the higher of the market value of the shares based on the weighted average of the trading prices on the Toronto Stock Exchange for (i) the five-trading-day period ending immediately before the option grant and (ii) the day of the option grant. Each option may be exercised over a 10-year period; 25% of the options granted vest one year after the date of grant and an additional 25% per year over the following three years.

Option/SAR grants during the most recently completed financial year(1)

		% of total
	Securities	options/SARs	Exercise or	Market value of securities
	under options/	granted to employees	base price ($)/	underlying options/SARs on the
Name	SARs granted (#)	in fiscal 2004	Common Share	date of grant ($)/Common Share	Expiration date

G.M. Nixon	151,412	12.73%	$62.63	$62.63	Dec. 1, 2013

P. Armenio	53,680	4.51%	$62.63	$62.63	Dec. 1, 2013

P. Currie	53,680	4.51%	$62.63	$62.63	Dec. 1, 2013

M.J. Lippert	53,680	4.51%	$62.63	$62.63	Dec. 1, 2013

C.M. Winograd	49,552	4.17%	$62.63	$62.63	Dec. 1, 2013

J.R. Fukakusa	15,968	1.34%	$62.63	$62.63	Dec. 1, 2013

(1)	Option grants do not include SARs.

20 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

The following table shows for each Named Executive Officer the number of Bank Common Shares acquired through the exercise of stock options during the financial year ended October 31, 2004, the aggregate value realized upon exercise, and the number of Bank Common Shares covered by unexercised options under the Stock Option Plan of the Bank as at October 31, 2004. Value realized upon exercise is the difference between the fair market value of the Bank Common Shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the Bank Common Shares on October 31, 2004, which was $63.40 per share.

     The value of unexercised in-the-money SARs held by Mr. P. Armenio at financial year-end is the difference between the exercise price of the SARs and the fair market value of the Bank Common Shares on October 31, 2004, which was US$52.02 per share.

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option values

						Value of unexercised
				Unexercised options/SARs		in-the-money options/SARs
				at October 31, 2004 (#)		at October 31, 2004 ($)
		Securities acquired	Aggregate value
Name		at exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

G.M. Nixon		Nil	Nil	326,665	466,407	4,510,916	3,518,485

P. Armenio		Nil	Nil	39,234	101,382	733,139	292,749
	(1)	Nil	Nil	12,000	0	US$254,400	0

P. Currie		Nil	Nil	383,160	183,160	8,736,564	1,468,000

M.J. Lippert		Nil	Nil	582,160	183,160	13,551,529	1,468,000

C.M. Winograd		Nil	Nil	0	49,552	0	38,155

J.R. Fukakusa		18,000	507,444	65,211	59,601	1,037,979	485,069

(1)	Amounts shown represent stand-alone SARs granted to Mr. P. Armenio as part of the program offered to selected employees of RBC Dain Rauscher in connection with the purchase of Dain Rauscher.

Securities authorized for issuance under equity compensation plans

The following table shows, as of October 31, 2004, compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The information has been aggregated either by equity compensation plans requiring the issuance of Bank Common Shares previously approved by shareholders or by equity compensation plans requiring the issuance of Bank Common Shares not previously approved by shareholders, of which there are none to report.

The numbers shown under “Equity compensation plans approved by security holders” relate to the Bank’s Stock Option Plan. Please refer to the description of the Stock Option Plan under “Report on Executive Compensation” in this Circular.

			Number of securities remaining
			available for future issuance
	Number of securities to be	Weighted average	under equity compensation plans
	issued upon exercise of	exercise price of	(excluding securities reflected
	outstanding options	outstanding options	in column (a))
Plan category	(a)	(b)	(c)

Equity compensation plans approved by security holders	22,372,230	$44.04	13,214,780

Equity compensation plans not approved by security holders	0	0	0

Total	22,372,230	$44.04	13,214,780

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 21

Pensions

Pension arrangements are in place to provide certain senior officers, including the Named Executive Officers listed below, with lifetime annual retirement income of up to 65% of their average pensionable earnings, inclusive of benefits from the registered defined benefit pension plan and the Canada and Quebec Pension Plans.

     The pension arrangements made available to Messrs. G.M. Nixon, P. Armenio, P. Currie and M.J. Lippert, and to Ms. J.R. Fukakusa consist of three components. The first component is a registered defined benefit pension plan to which the employer makes contributions up to the allowable limit as provided under the Income Tax Act. The second component consists of defined benefit supplemental arrangements that provide pension benefits calculated on the first $175,000 of average pensionable earnings. The first two components are available to all full-time Canadian employees of the Bank. Effective January 2002, the Bank funds this supplemental pension liability through a Retirement Compensation Arrangement in combination with the Bank’s registered pension plans, up to the first $120,000 of annual total pension, for active and retired members. The third component is an unfunded supplemental arrangement that provides retirement income as illustrated in the following pension plan table (inclusive of the amounts from the first two components).

     Pensions are based on credited years of service and on average annual pensionable earnings, which is defined as base salary and annual incentive, including the amount elected to be taken in the form of DSUs, during the best 60 consecutive months in the last 10 years of employment. Pensionable earnings cannot exceed 160% of the final base salary for Mr. G.M. Nixon; for Messrs. P. Armenio, P. Currie and M. J. Lippert pensionable earnings cannot exceed 150% of the final base salary; and for Ms. J.R. Fukakusa cannot exceed 145% of the final base salary.

     Normally, these pension arrangements accrue from age 40 on the basis of certain percentages per year, as follows: 40–44, 2% per year; 45–59, 3% per year; 60–64, 2% per year up to a maximum of 65% of average annual compensation. Mr. M.J. Lippert’s arrangement provides for an accrual of 2% per year for ages 38–44 and 60–64, 3% per year for ages 45–49 and 55–59, and 2.2% per year for ages 50–54. The normal retirement age under these arrangements is 65 years. Early retirement benefits are available from age 55; however, the pension payable is reduced when the individual does not have 35 years of pension plan membership or if the individual is over age 60 and does not have 25 years of pension plan membership.

Pension plan table

	Years of credited service at normal retirement age of 65
Remuneration ($)	10	15	20	25
500,000	125,000	200,000	275,000	325,000
750,000	187,500	300,000	412,500	487,500
1,000,000	250,000	400,000	550,000	650,000
1,250,000	312,500	500,000	687,500	812,500
1,500,000	375,000	600,000	825,000	975,000
1,750,000	437,500	700,000	962,500	1,137,500
2,000,000	500,000	800,000	1,100,000	1,300,000
2,250,000	562,500	900,000	1,237,500	1,462,500
2,500,000	625,000	1,000,000	1,375,000	1,625,000
2,750,000	687,500	1,100,000	1,512,500	1,787,500

Years of credited service for pension plan, to October 31, 2004

		Normal
Name	Credited service	retirement age
G.M. Nixon	7.8 years	65
P. Armenio	8.1 years	65
M.J. Lippert	7.3 years	65
C.M. Winograd	26.9 years	65
J.R. Fukakusa	10.0 years	65

22 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

The pension plan table indicates pension levels at various years of credited service and levels of remuneration. The accrual schedule for Messrs. P. Armenio’s and M.J. Lippert’s, and for Ms. J.R. Fukakusa’s pensions are as described above in the pension plan table. Mr. G.M. Nixon’s arrangement provides for a minimum pension of 40% of average annual pensionable earnings at age 55. The minimum pension increases by 3% each year for retirement at ages 56 and 57. At age 58 and beyond, his arrangement is as described above.

     Mr. C.M. Winograd is a member of the Pension Plan for Directors of RBC Dominion Securities Inc. with the same terms and conditions applicable to all directors of RBC Dominion Securities Inc. The current pension plan is a defined benefit pension plan with a current 2% per year of service accrual rate based on pensionable earnings comprised of current base salary plus previous year’s bonus payment to the maximum pension allowed under a registered plan under the Income Tax Act as outlined below in the pension plan table for directors of RBC Dominion Securities Inc.

Pension plan table for directors of RBC Dominion Securities Inc. (Benefits for Mr. C.M. Winograd)

	Years of credited service at normal retirement age of 65(1)
Remuneration ($)	10	15	20	25	35
86,111 or greater	17,442	21,747	26,944	36,111	54,444

(1)	Includes membership in predecessor’s pension plan.

The following estimated pension service costs, accrued pension obligations and annual pension benefits under the Bank’s pension plans are being provided by the Bank on a voluntary basis and goes beyond applicable disclosure requirements.

Executive pension value disclosure(1), (2)

			Annual pension benefits
		Accrued obligations at	payable at age 65
Name	2004 Service costs ($)(3)	October 31, 2004 ($)(4)	($)(5)
G.M. Nixon	479,000	3,956,000	1,456,000
P. Armenio	172,000	1,914,000	536,250
M.J. Lippert	131,000	732,000	487,500
C.M. Winograd	23,000	685,000	54,749
J.R. Fukakusa	105,000	1,271,000	320,450

(1)	Pension benefits reflected in this table do not vest until the Named Executive Officer reaches age 55, except in the case of Mr. C.M. Winograd.

(2)	Amounts shown include pension benefits under the Bank’s registered pension plan and supplemental retirement plans, other than for Mr. C.M. Winograd who participates only in the Bank’s registered pension plan.

(3)	Service cost is the value of the projected pension earned for years of pensionable service accrued to date. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan obligations disclosed in Note 17 (Canadian GAAP) and Note 18 (US GAAP) of the 2004 consolidated financial statements.

(4)	Accrued obligations are the actuarial value of projected obligations for service to October 31, 2004. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in Note 17 (Canadian GAAP) and Note 18 (US GAAP) of the 2004 consolidated financial statements.

(5)	Amounts in this column are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.

Employment contracts, termination of employment and change-in-control

In May 2001, the Bank adopted a change-in-control policy that covers, in the absence of other contractual arrangements, the Named Executive Officers and certain other selected senior Bank officers. The policy is designed to ensure continuity of management in the event of a major shareholder transaction involving the Bank. The change-in-control provisions for covered executives will be triggered by a major shareholder transaction and termination (except for cause) of a covered senior Bank officer within 24 months of the major shareholder transaction. The severance will be paid as a lump sum payment of up to two years of salary and annual incentive determined using a formula based on criteria such as service, age, salary and annual incentive. For the Named Executive Officers the payments would amount to two years of salary and annual incentives. Benefits will continue through the severance period. For all participants in the Stock Option Plan or other mid-term/long-term incentive programs, who are terminated without cause within 24 months

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 23

of a change of control, all options and other awards will vest immediately upon termination and will remain exercisable for a three-month period following termination.

     A major shareholder transaction is defined as (i) an entity or individual acquiring 20% or more of the voting shares of the Bank, (ii) a change in the majority (over 50%) of the directors of the Bank, (iii) a merger or consolidation with another entity which would result in the voting shares of the Bank representing less than 60% of the combined voting power of the Bank (or subsequent entity) following the merger or consolidation, or (iv) a sale or disposition of 50% or more of the net book value of the assets of the Bank.

     The Bank maintains a severance program for qualifying Canadian employees that uses a formula based on criteria such as service, age, salary and annual incentive. For employees meeting certain age and service requirements, severance will be paid to bridge the employee to early retirement entitlement under the applicable pension arrangements. For Mr. G.M. Nixon and the other Named Executive Officers, the severance would be approximately two years of base salary and annual incentive. Further, if Mr. G.M. Nixon retires early with the consent of the board, he will receive 50% of his salary until age 55 and pension thereafter. Mr. P. Currie’s retirement arrangement with the Bank provides for a payment of $2 million and an annual pension of $222,834 starting in 2007.

     Mr. M.J. Lippert’s employment arrangements provide for an annual payment, exclusive of base salary, of $1,500,000 inclusive of his annual short-term incentive payment. Mr. Lippert receives benefits under a Canadian allowance arrangement put in place at the time of his transfer from the U.S. to compensate for differences in foreign exchange, compensation level and taxes on employment. The Canadian allowance amounted to $1,500,000 for the year ended October 31, 2003, and starting fiscal 2004 reduces by $300,000 per annum, with complete elimination by November 1, 2007.

Supplemental information — compensation for 2005

Annually in November, the Committee reviews the compensation of the CEO and the other senior Bank officers. While the decisions of the Committee as to the salaries and grants under the mid-term and long-term incentive programs for 2005 are not required to be reported in this Circular, the Bank is providing this additional disclosure as it may be of interest to Bank shareholders.

Base Salary Increases

After reviewing information provided by external compensation advisors and the compensation practices at 20 widely held companies in Canada, including major Canadian Banks and at U.S. financial institutions, the Committee believes that no salary adjustment is required for Mr. G.M. Nixon or Mr. M.J. Lippert for 2005. The Committee is adjusting 2005 salaries as follows: Mr. P. Armenio’s salary increasing to $600,000, Mr. C.M. Winograd’s salary increasing to $400,000 and Ms. J.R. Fukakusa’s salary increasing to $400,000.

2005 option grants and performance Deferred Share unit grants

The following table provides details on the stock options and performance Deferred Share unit grants that were awarded to the Named Executive Officers in fiscal 2005. In fiscal 2005, the Bank introduced a new Performance Deferred Share Unit Program with identical features to those of the existing Performance Deferred Share Program (see description of the Performance Deferred Share Program under “Report on executive compensation” in this Circular), except that awards under the new Program take the form of phantom Common Shares as opposed to actual Bank Common Shares purchased on the market. Awards of performance Deferred Share units under this new Program made at the start of fiscal 2005 are shown in the following table.

	Securities	Exercise or		Performance		Performance or
	under options	base price ($)/		Deferred Share	Grant price	other period until
Name	granted (#)	Common Share	Expiration date	units granted	($/PDSP)	maturation or payout
G.M. Nixon	122,376	63.40	Dec. 7, 2014	35,488	63.40	Dec. 7, 2007
P. Armenio	53,032	63.40	Dec. 7, 2014	15,378	63.40	Dec. 7, 2007
M.J. Lippert	53,032	63.40	Dec. 7, 2014	15,378	63.40	Dec. 7, 2007
C.M. Winograd	89,744	63.40	Dec. 7, 2014	26,024	63.40	Dec. 7, 2007
J.R. Fukakusa	23,796	63.40	Dec. 7, 2014	6,900	63.40	Dec. 7, 2007

24 ROYAL BANK OF CANADA	SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Indebtedness of directors and officers

Indebtedness of directors, executive officers and senior officers other than under securities purchase programs

As at December 31, 2004 aggregate indebtedness entered into for purposes other than in connection with purchase of securities (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all executive officers, directors and employees amounted to approximately $2,710 million. This amount primarily reflects housing loans secured on the borrower’s principal residence.

Indebtedness of directors and executive officers other than under securities purchase programs

		Largest amount outstanding	Amount outstanding as at
	Involvement of issuer	during year ended	December 31, 2004 ($)
Name and principal position	or subsidiary	October 31, 2004 ($)	(a)	(b)
G.M. Nixon, CEO	Bank Loans	49,613	–	74,190
D.R. Allgood, EVP	Bank Loans	363,755	–	312,470
A. Lockie, EVP	Bank Loans	680,742	201,932	356,008
I.A. MacKay, EVP	Bank Loans	425,273	264,669	32,856
M.W. Wilson, SVP	Bank Loans	832,616	169,595	658,288
G. Lloyd-Rees, VP	Bank Loans	303,903	254,426	6,720
C.J. McNamara, VP	Bank Loans	651,710	480,569	77,356

Note: Executive Officers are senior officers of Royal Bank of Canada, as defined under section 485.1 of the Bank Act, or are in charge of a principal business unit.

(a)	The amount shown in this column primarily includes a residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the Bank’s residential mortgage lending program. In some cases, the amount shown represents loan(s) to assist with home purchase resulting from Bank-initiated transfers, secured by collateral mortgage on borrower’s residence and amortized over a maximum term of 25 years. The first $50,000 of any such loan bears interest at 1% per annum, the balance at 4%, both rates being applicable for an initial three-year period; in the fourth year, the rates are 2% and 5% per annum. Thereafter, each such loan bears interest at the rate of 3% and 6% per annum respectively. This program was discontinued in December 1995, for transfers within Canada. Existing loans were “grandfathered”.

(b)	Loans for personal purposes, principally for consumer purchases, home improvements, recreational property acquisition and sundry investment. Security in conformity with the Bank’s regular customer lending practices is held. Such loans are granted on a demand basis, generally subject to regular repayment schedules and bear interest at a rate based on the Bank’s Prime rate.

Indebtedness of directors, executive officers and senior officers under securities purchase programs

As at December 31, 2004 there was no outstanding indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all officers, directors and employees and former officers, directors and employees of the Bank or its subsidiaries made in connection with the purchase of securities of the Bank or any of its subsidiaries.

Additional items

Corporate governance

Under the rules of the Toronto Stock Exchange, the Bank is required to disclose information relating to its system of corporate governance. The Bank’s disclosure is set out in Schedule ‘B’ to this Circular and under the heading “Corporate Governance” in the Bank’s 2004 Annual Report.

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2005. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to directors’ and officers’ liability insurance are approximately $1.4 million per annum.

SECTION 3: DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	ROYAL BANK OF CANADA 25

Available documentation

The Bank is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. The Bank also files an annual information form with such securities commissions. Financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis. Copies of these documents and additional information relating to the Bank may be found on SEDAR at www.sedar.com or obtained on request from the Secretary of the Bank.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

December 31, 2004

Carol J. McNamara
Vice-President & Secretary

26 ROYAL BANK OF CANADA	SCHEDULE ‘A’: RECORD OF ATTENDANCE BY DIRECTORS

SCHEDULE ‘A’: Record of attendance by directors

For the 12 months ended October 31, 2004

Number of meetings attended
Director	Board	Committees(1)
W. Geoffrey Beattie	10 of 12	10 of 11
George A. Cohon, O.C., O.Ont.	12 of 12	10 of 10
Douglas T. Elix	10 of 12	4 of 9
John T. Ferguson, F.C.A.	12 of 12	10 of 10
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	12 of 12	8 of 8
Jacques Lamarre	9 of 12	11 of 12
Brandt C. Louie, F.C.A.	11 of 12	10 of 12
Gordon M. Nixon (2)	12 of 12	23 of 23
David P. O’Brien	12 of 12	13 of 13
Robert B. Peterson	11 of 12	13 of 13
J. Pedro Reinhard	12 of 12	14 of 14
Cecil W. Sewell, Jr.	12 of 12	N/A(3)
Kathleen P. Taylor	11 of 12	8 of 9
Victor L. Young, O.C.	10 of 12	11 of 12

(1)	Excludes directors’ attendance at regional director committee meetings.

(2)	As President & Chief Executive Officer of the Bank, Mr. Nixon is not a member of any board committee but attends meetings of all committees at the request of the board.

(3)	As Chairman of the Board of RBC Centura Banks, Inc., Mr. Sewell, Jr. is not a member of any board committee.

Summary of board and committee meetings held

Board	12
Audit	9
Conduct Review and Risk Policy	7
Corporate Governance and Public Policy	4
Human Resources	3
Regional director committees of the board also held meetings as follows:
Atlantic	2
Quebec	2
Ontario	2
Prairies	1
British Columbia	2

Directors who are not standing for re-election on February 25, 2005, or who have retired during the year and attended meetings during the 12-month period ended October 31, 2004, are as follows:

L. Yves Fortier, C.C., Q.C.	12 of 12 board meetings
9 of 9 committee meetings

J. Edward Newall, O.C.	10 of 12 board meetings
9 of 9 committee meetings

Charlotte R. Otto	11 of 12 board meetings
10 of 10 committee meetings

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 27

SCHEDULE ‘B’: Statement of Corporate Governance Practices and Guidelines

For many years our Board of Directors has proactively adopted progressive governance principles, creating structures and implementing processes to enable the board to carry out its responsibilities effectively.

     The board’s strengths include an independent, non-executive Chairman of the Board and well-informed, experienced directors who ensure that standards exist to promote ethical behaviour throughout the organization. In seeking to maintain the highest standards of ethical behaviour, the board has adopted a Code of Conduct that applies to members of the board, the Chief Executive Officer, the Chief Financial Officer and all employees throughout the organization.

     The board’s authority is exercised in accordance with the Code of Conduct and the Bank’s by-laws, as well as the Bank Act (Canada), and other applicable laws and regulations, including those imposed on the Bank by Canadian securities regulators, the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), the U.S. Securities and Exchange Commission (“SEC”), and the Toronto Stock Exchange (“TSX”). Our Common Shares are also listed on the New York Stock Exchange (“NYSE”). As a non-U.S. company, we are not required to comply with most of the NYSE corporate governance rules (the “NYSE Rules”), and instead may comply with Canadian governance practices. However, except as summarized on our website, our governance practices are in compliance with the NYSE Rules in all significant respects.

     The Bank’s corporate governance practices meet or exceed the TSX’s guidelines for improved corporate governance (the “TSX Guidelines”) and all other applicable requirements. The corporate governance disclosure in this Schedule is responsive to the TSX Guidelines.(1) Comments are also included in respect of certain NYSE Rules and SEC rules adopted pursuant to SOX. The board’s Corporate Governance and Public Policy Committee has reviewed this response to the TSX Guidelines.(2)

     On October 29, 2004 the Canadian Securities Administrators (“CSA”) published for comment proposed National Policy 58-201 “Corporate Governance Guidelines” and proposed National Instrument 58-101 “Disclosure of Corporate Governance Practices”. The Bank’s governance practices are substantially in compliance with the CSA’s proposed corporate governance guidelines. When this proposed policy and proposed instrument are finalized, the board will reassess the Bank’s governance practices.

     Additional information about the Bank’s system of governance can be found on pages 124 and 125 of our Annual Report. Our governance website at www.rbc.com/governance(3) sets out the governance information from our Annual Report, the Code of Conduct, the charters of the Board of Directors and its committees, the Director Independence Policy, position descriptions of the Chairman of the Board and the President & Chief Executive Officer and a summary of significant differences between the NYSE Rules and the Bank’s governance practices, together with this Statement of Corporate Governance Practices and Guidelines. Printed versions of these documents are also available upon request to the Secretary of the Bank.

Code of Conduct

The Board of Directors endorses the principles and compliance elements expressed in the Code of Conduct. This Code emphasizes guiding principles: upholding the law, honouring trust, fairness, objectivity, confidentiality, integrity, and corporate and individual responsibility. To ensure adherence to the principles outlined in the Code of Conduct, the board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management. This committee has responsibility for ensuring that code of conduct and compliance-related policies and management systems are effectively implemented.

Purpose of the board

The Board of Directors is responsible for the stewardship of the Bank.(4) It is elected by shareholders to supervise management of the Bank’s business and affairs, with the goal of enhancing long-term shareholder value. It delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness.

Independence of the board(5)

As a Canadian financial services company listed on the TSX and NYSE, the Bank is subject to various requirements governing the independence of board and committee members, including those imposed by the Bank Act, the TSX and SOX.

     The Bank complies with provisions of the Bank Act that limit the number of affiliated directors. Only two (Messrs. Nixon and Sewell) of the 14 persons proposed for election to the board at the Annual Meeting are “affiliated” with the Bank.

     The Bank also complies with standards in the TSX Guidelines regarding unrelated directors and complies voluntarily with standards in the NYSE Rules regarding director independence. To assist it in making determinations as to the independence of members of the Board of Directors and its committees, the board has adopted the categorical standards of independence expressed in our Director Independence

28 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES

Policy, set out in Appendix ‘1’. A director who qualifies as independent under this Policy is both “unrelated” to the Bank within the meaning of the TSX Guidelines and “independent” under the NYSE Rules.

     Based on our Director Independence Policy and information provided by each of the directors as to their personal circumstances, the board has affirmatively determined that 12 of the 14 persons proposed for election to the board at the 2005 Annual Meeting have no material relationship with the Bank and are therefore independent. On this basis, the following 12 directors are independent: W. Geoffrey Beattie, George A. Cohon, Douglas T. Elix, John T. Ferguson, Paule Gauthier, Jacques Lamarre, Brandt C. Louie, David P. O’Brien, Robert B. Peterson, J. Pedro Reinhard, Kathleen P. Taylor and Victor L. Young. The following two directors are not independent:

•	Mr. Gordon M. Nixon, as President & CEO of the Bank; and

•	Mr. Cecil W. Sewell, Jr., as Chairman of the Board of RBC Centura Banks, Inc.

To further enhance director independence, the board has established that no more than two of our directors may sit on the same outside board. In addition, board policy permits no more than two board members from management. Individual directors may, with the approval of the Chairman of the Board, engage outside advisors at the expense of the Bank.(6)

Independent Chairman of the Board(7)

An independent director acts as both the Chairman of the Board and the Chairman of the Corporate Governance and Public Policy Committee. Following every board meeting, the Chairman of the Board chairs sessions attended only by non-management directors and, at least once a year, chairs a session attended only by independent directors. The Chairman also serves as a liaison on corporate governance matters among the directors and between the board and senior management. Shareholders may communicate directly with non-management directors through the Chairman of the Board, by writing to: Chairman of the Board of Directors, Royal Bank of Canada, P.O. Box 1, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5.

Committees of the board

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee. The Corporate Governance and Public Policy Committee acts as the nominating committee of the board. The Human Resources Committee acts as the compensation committee of the board. The committee charters are summarized on page 125 of our Annual Report and are set out in full on our website.

     Each committee may engage outside advisors at the expense of the Bank.

Independence of board committees(8)

Based on the information provided by the directors, and applying the standards set out in the Director Independence Policy, the following directors are independent:

•	all members of the Corporate Governance and Public Policy Committee; (9)

•	all members of the Human Resources Committee;

•	a substantial majority of the members of the Conduct Review and Risk Policy Committee; and

•	all members of the Audit Committee, who also meet the additional independence criteria specific to Audit Committee members.(10)

All committees of the board consist solely of non-management directors.

The role of the board

The board makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

     The Bank Act specifies certain basic and important matters that must be dealt with by the board, for example, approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Management’s discretion is limited in some matters by dollar thresholds beyond which board approval is required. For example, such thresholds exist for acquisitions and investments in new subsidiaries, capital expenditures and entering into strategic alliances, licensing or outsourcing agreements.(11)

     The board’s charter provides that the board acts in a supervisory role and that any responsibilities not delegated to management remain with the board and its committees. The scope of the board’s supervisory role expressly includes such matters as governance, the strategic planning process, identification and management of risks, succession planning, internal controls, communications policy and nomination of directors.

     To support it in its supervisory role, the board expects management, among other things, to:

•	undertake an ongoing review of the Bank’s strategies and their implementation in light of evolving conditions;

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 29

•	present a comprehensive annual operating plan and regularly report on the Bank’s performance and results relative to that plan;

•	report regularly on the Bank’s business and affairs, with a focus on matters of material consequence for the Bank and its shareholders;

•	implement systems to identify and manage the principal risks of the Bank’s businesses; and

•	implement and maintain appropriate systems of internal control.

The board’s duties are more specifically described in its charter(12) and the charters of its committees. The board’s charter is set out on page 124 of our Annual Report and on our website.

     Position descriptions have also been developed for the Chairman of the Board and for the President & CEO. These are also available on our website.(13)

Strategic planning(14)

The board oversees the Bank’s strategic direction and major policy decisions. Strategies and their implementation are frequently discussed at board meetings. Each year, the board devotes a day-long meeting to strategic planning. The board approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business. It reviews and approves the corporate financial goals, operating plans and actions of the Bank, including significant capital allocations, expenditures and transactions that exceed thresholds set by the board.

Identification of risks(15)

The board, through its Conduct Review and Risk Policy Committee, identifies the principal risks of the Bank’s businesses and seeks to ensure that those risks are effectively managed. Among other things, that Committee reviews risk management policies and processes, including policies and processes concerning credit risk, market risk, structural risk, fiduciary risk and operational risk as required by the Canada Deposit Insurance Corporation’s Standards of Sound Business and Financial Practices (the “CDIC Standards”). The Audit Committee reviews reports from the internal audit function and reviews the internal controls and risk management policies and processes related to management of capital and liquidity. Both the Conduct Review and Risk Policy Committee and the Audit Committee receive reports on regulatory compliance matters.

Succession planning(16)

The Human Resources Committee reviews succession planning for senior management, including the appointment, development and monitoring of senior management, and fosters depth in management by reviewing candidates for senior positions. The Committee reports to the board annually on organizational structure and succession planning matters. The Committee reviews overall compensation policies and makes recommendations to the board on compensation for senior officers of the Bank. The President & Chief Executive Officer has a written objective that makes succession planning a priority. The board approves the corporate objectives that the CEO is responsible for meeting and assesses the CEO against these objectives.(17)

Integrity of internal controls and management information systems(18)

The board’s Audit Committee requires management to implement and maintain appropriate systems of internal control, and meets with the Chief Internal Auditor and with management of the Bank to assess the adequacy and effectiveness of these systems of internal control. The Committee reviews the Bank’s control environment and the internal controls implemented to ensure compliance with the CDIC Standards. As required by SOX, the CEO and CFO provide certificates relating to the contents of the annual reports filed with the SEC and evaluate and report on the effectiveness of the Bank’s disclosure controls and procedures.

Corporate communications(19)

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the annual information form, management’s discussion and analysis, and this Management Proxy Circular. Through its Corporate Governance and Public Policy Committee, the board reviews policies and programs related to the Bank’s image and ensures that appropriate processes are in place for communicating with clients, employees, shareholders, the investment community and the public. The Committee reviews the Bank’s communications policies that address how the Bank interacts with analysts and the public and contain measures to avoid selective disclosure. In this regard, the Bank maintains an investor relations group with the responsibility of maintaining communications with the investing public in accordance with our policies and procedures and legal disclosure requirements. Procedures are in place to provide timely information to current and potential investors and respond to their inquiries. It is our policy that every shareholder inquiry should receive a prompt response from an appropriate officer. Senior executives, including the President & Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Senior Vice-President, Investor Relations, meet regularly with financial analysts and institutional investors. The quarterly earnings conference calls with

30 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES

analysts and institutional investors are broadcast live and archived for a three-month period on the Investor Relations website and are accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public for a period of three months after each call. Presentations at investor conferences are promptly made available on the Internet or via telephone. Investor Relations staff are available to shareholders by telephone and fax, and significant disclosure documents are available on our Investor Relations website at www.rbc.com/investorrelations.

Corporate governance(20)

At the Bank, ensuring the effectiveness of the board is an ongoing process, at the centre of which is a strong, independent Corporate Governance and Public Policy Committee. The Committee advises and assists the board in applying governance principles and practices and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Bank.

     The Committee monitors and makes recommendations regarding the effectiveness of the system of corporate governance at the Bank, including the information requirements of the board, the frequency and content of meetings and the need for any special meetings, communication processes between the board and management, the charters of the board and its committees and policies governing size and composition of the board.

Nomination of directors by Corporate Governance and Public Policy Committee(21)

The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each Annual Meeting to serve for a term expiring on the date of the next Annual Meeting. The Corporate Governance and Public Policy Committee is responsible for recommending to the board individuals qualified to become board members. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board. In doing so, it considers their qualification under applicable laws, regulations and rules, as well as the needs of the Bank and the talents already represented on the board. Based on its assessment of the existing strengths of the board and the changing needs of the organization, the Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the organization.

     The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders. The Committee may also retain outside consultants to conduct searches for appropriate individuals. Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to: Chairman of the Board, Royal Bank of Canada, Royal Bank Plaza, P.O. Box 1, Toronto, Ontario M5J 2J5. Proposals for nomination received by the Chairman are presented to the Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the board.

     Nominees are selected for such qualities as integrity, business judgment, independence, business or professional expertise, international experience, residency, and familiarity with geographic regions relevant to the Bank’s strategic priorities. The Committee reviews each candidate’s biographical information and assesses each candidate’s suitability against criteria that have been developed by the Committee and set out in the Committee’s charter. In this context, the Committee’s considerations may include:

•	In personal and professional dealings, has the candidate demonstrated integrity, high ethical standards and commitment to the values expressed in the Bank’s Code of Conduct?

•	Has the candidate sufficient time and energy to devote to the performance of duties as a member of the Board of Directors?

•	Does the candidate possess a knowledge and appreciation of public issues and exhibit familiarity with international, as well as national and local affairs?

•	Does the candidate have a history of achievements that demonstrates ability to perform at the highest level, and that reflects high standards for themselves and others?

•	Does the candidate’s background include business, governmental, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice?

•	Is the candidate likely to take an independent approach and to provide a balanced perspective?

•	Is the candidate financially literate or does the candidate have the potential to become financially literate and able to read financial statements and other indices for evaluating corporate performance?

•	Does the candidate have specific skills, expertise or experience that would complement those already represented on the board?

•	Does the candidate recognize the strengths of diversity?

This assessment involves exercise of the Committee’s independent judgment. On this basis, the Committee makes recommendations to the board regarding potential director candidates. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders.

     Directors are not renominated at the Annual Meeting following their 69th birthday. Following a change in principal occupation, place of residence, or similar change in

SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES	ROYAL BANK OF CANADA 31

credentials, directors are expected to submit their resignations for consideration by the Committee. Directors are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve, and a minimum attendance level of 75% of board and of committee meetings is required.

Board evaluation(22)

The directors conduct an annual evaluation of the performance and effectiveness of the board and each of its committees. The resulting data is analyzed by an independent outside consultant and presented to the Corporate Governance and Public Policy Committee. There is also a process for regular written peer review to assess individual directors on the attributes which contribute to an effective board. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman and each director.

Director information, education and orientation(23)

The Bank has procedures designed to ensure that the board has timely access to the information it needs to carry out its duties. Directors are involved in setting the agenda for board and committee meetings. They receive a comprehensive package of information prior to each board and committee meeting, and attend an annual strategy planning session. As well, after each committee meeting, the full board receives a report on the committee’s work.

     The Bank prepares and updates a Director’s Guide for new and existing board members. New directors meet with members of the Group Executive, representing the Bank’s core businesses, to discuss the business functions and activities of the Bank. The goal is to ensure that new directors fully understand the role of the board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time and energy that the Bank expects of its directors.

     The Bank provides directors with an ongoing education program, with a focus on the corporate governance system, including roles, responsibilities and liabilities of directors. Presentations on different aspects of the Bank’s operations are regularly made to the board. Directors have full access to senior management and employees of the Bank.

Board size(24)

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation and a need to be small enough to facilitate open and effective dialogue and decision making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 14 nominees are proposed for election as directors at the Annual Meeting on February 25, 2005.

Board compensation(25)

The Corporate Governance and Public Policy Committee reviews the amount and the form of compensation of directors. In making recommendations to the board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies, which is conducted annually and analyzed by an independent outside consultant. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. In this connection, as disclosed under “Section 3: Compensation of directors” on page 9 of this Circular, directors are expected to own Bank Common Shares or Director Deferred Stock Units with a value of at least $300,000. In addition, directors receive a dedicated annual retainer in the form of Bank Common Shares or Director Deferred Stock Units, which must be retained until retirement from the board. Directors must also retain until retirement a significant portion of Bank Common Shares acquired upon the exercise of options previously granted under the Director Stock Option Plan that was discontinued at the end of 2002. Directors who are officers of the Bank or its subsidiaries receive no remuneration as directors.

Audit Committee(26)

Each member of the Audit Committee is independent and none receives, directly or indirectly, any compensation from the Bank other than for service as a member of the board and its committees.

     All members of the Audit Committee are financially literate. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

     The board has determined that the Committee has one member, Mr. Pedro Reinhard, who qualifies as an “audit committee financial expert” as defined by SEC rules.

     Board policy provides that none of the members of the Audit Committee will serve on the audit committees of more than three public companies.

     The Committee assists the board in its oversight of the integrity of the Bank’s financial statements, the external auditors’ qualifications and independence, the performance of the Bank’s internal audit function and of the external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters.

32 ROYAL BANK OF CANADA	SCHEDULE ‘B’: STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND GUIDELINES

     Subject to the powers of the shareholders under the Bank Act to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration.

     The Audit Committee is directly responsible for the oversight of the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditors. The Audit Committee is responsible for reviewing the independence and objectivity of the external auditors, including reviewing any relationships between the external auditors and the Bank that may affect their independence and objectivity.

     The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response. The Committee’s charter also includes the establishment of procedures for the receipt and treatment of complaints concerning accounting or auditing matters and procedures for the confidential submission by employees of concerns regarding accounting or auditing.

     Among other things, the Committee reviews:

•	the annual and quarterly financial statements, the annual information form, the annual and quarterly management’s discussion and analysis and earnings press releases;

•	investments and transactions that could adversely affect the well-being of the Bank, as identified by the external auditors or management;

•	prospectuses relating to the issuance of securities by the Bank; and

•	any significant issues reported to management by the internal audit function and management’s responses to any such reports.

The Audit Committee’s charter provides that the Committee will, at least quarterly, meet separately with the external auditors, the Chief Internal Auditor and management, to discuss and review specific issues as appropriate.

     The Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Committee meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee reviews the Bank’s control environment and internal controls implemented to ensure compliance with the CDIC Standards.

     For further information relating to the Audit Committee and the Bank’s external auditors please refer to the section entitled “Audit Committee” in the Bank’s annual information form dated December 20, 2004. It may be found on SEDAR at www.sedar.com or obtained free of charge on request from the Secretary of the Bank.

Subsidiary Governance Office

RBC’s Subsidiary Governance Office (“SGO”) enhances and harmonizes governance in the Bank’s subsidiaries.

     The SGO governs the creation, naming, acquisition, reorganization and termination of subsidiaries by any business or functional unit. Enterprise-wide installation of sophisticated software technology allows quick and easy access to up-to-date information on, and by, all parts of RBC’s global network.

     The SGO promotes consistency, simplicity and transparency in the organizational structure of RBC. Other benefits include consistent governance oversight, which mitigates the risk of non-compliance with regulation. In this regard, the SGO prepares and disseminates policies on subsidiary board composition and functioning, the role and qualifications of corporate secretaries and the life cycle management of subsidiaries. It also plays a role in maintaining accurate information on all of the RBC entities for the purpose of regulatory filings and returns.

(1)	This disclosure refers to the current TSX Guidelines, as set out in the Toronto Stock Exchange Company Manual. The Bank’s governance practices are also consistent with the revisions to the Guidelines proposed on November 28, 2002.

(2)	Refers to TSX Guideline 10.

(3)	Information contained in or otherwise accessible through websites mentioned in this Statement of Corporate Governance Practices and Guidelines does not form a part of this Statement. All references in this Statement to websites are inactive textual references only.

(4)	Refers to TSX Guideline 1.

(5)	Refers to TSX Guidelines 2 and 3.

(6)	Refers to TSX Guideline 14.

(7)	Refers to TSX Guideline 12.

(8)	Refers to TSX Guideline 9.

(9)	Refers to TSX Guideline 4.

(10)	Refers to TSX Guideline 13.

(11)	Refers to TSX Guideline 11.

(12)	Refers to TSX Guideline 11.

(13)	Refers to TSX Guideline 11.

(14)	Refers to TSX Guideline 1(a).

(15)	Refers to TSX Guideline 1(b).

(16)	Refers to TSX Guideline 1(c).

(17)	Refers to TSX Guideline 11.

(18)	Refers to TSX Guidelines 1(e) and 13.

(19)	Refers to TSX Guideline 1(d).

(20)	Refers to TSX Guideline 10.

(21)	Refers to TSX Guideline 4.

(22)	Refers to TSX Guideline 5.

(23)	Refers to TSX Guideline 6.

(24)	Refers to TSX Guideline 7.

(25)	Refers to TSX Guideline 8.

(26)	Refers to TSX Guideline 13.

APPENDIX ‘1’: DIRECTOR INDEPENDENCE POLICY	ROYAL BANK OF CANADA 33

APPENDIX ‘1’: Director Independence Policy

A substantial majority of the Board of Directors of the Bank will be independent as determined by this policy. The Audit Committee, Corporate Governance and Public Policy Committee and Human Resources Committee will be composed solely of independent directors. The Conduct Review and Risk Policy Committee will be composed of a majority of independent directors.

     A director will be considered independent only if the board has affirmatively determined that:

I.	the director is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Bank (other than interests and relationships arising solely from the director’s shareholdings in the Bank) (the definition provided in the Toronto Stock Exchange’s guidelines for improved corporate governance (the “TSX Guidelines”)); and

II.	the director has no material relationship with the Bank (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Bank) (the definition provided in the New York Stock Exchange’s corporate governance rules (the “NYSE Rules”)).

Therefore, a director who qualifies as independent under this policy is both “unrelated” as determined by the TSX Guidelines and “independent” as determined by the NYSE Rules.

     In considering the nature and extent of the director’s relationships with the Bank, the board will be guided by criteria, as set out below, adapted from the “affiliated persons” regulations under the Bank Act (Canada) and the independence definition in the NYSE Rules.

A director will be considered NOT to be independent if:

1.	The director or the director’s spouse is (or in any of the last three years was) an employee or executive officer of the Bank(1), or any affiliate of the Bank, or the director has an immediate family member(2), other than the director’s spouse, who is (or in any of the last three years was) an executive officer(3) of the Bank or any affiliate of the Bank;

2.	The director receives (or in any of the last three years has received) direct compensation(4) from the Bank, or in the capacity of an executive officer, an immediate family member of the director receives (or in any of the last three years has received) direct compensation from the Bank in an annual amount exceeding C$150,000 (or US$100,000, whichever is less);

3.	The director or the director’s spouse has a significant interest(5) in a class of shares of the Bank;

4.	The director or the director’s spouse has a substantial investment(6) in an affiliate of the Bank;

5.	The director or the director’s spouse is a significant borrower(7), an officer or employee of a significant borrower, or controls one or more entities(8) which together would constitute a “significant borrower” of the Bank;

6.	(a) The director, or an immediate family member is a current partner of a firm that is the Bank’s internal or external auditor;

(b)	the director is a current employee of such a firm;

(c)	the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or

(d)	the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s audit within that time;

7.	Any of the Bank’s present executive officers serves (or in any of the last three years served) on the compensation committee of a company that concurrently employed the director or that concurrently employed, as an executive officer, an immediate family member of the director;

8.	The director is an employee or executive officer (or has an immediate family member who is an executive officer) of a company, which in any of its last three fiscal years made payments to or received payments from the Bank for property or services in an amount that exceeds the greater of 2% of such company’s consolidated gross revenues and C$1.5 million (or US$1 million, whichever is less);

9.	The director or the director’s spouse is:

(a)	an individual;

(b)	a partner in or an employee of a partnership; or

(c)	an officer or an employee of, or a person who has a substantial investment in, a company;

that annually receives payments from the Bank for goods or services in an amount that exceeds 10% of the total annual billings of the person, partnership or company, as the case may be;

10.	The Bank has any credit exposure(9) to:

(a)	the director, or the director’s spouse; or

(b)	an entity (i) controlled by the director, or the director’s spouse, (ii) in which the director or the director’s spouse has an investment equal to 15% or more of his or her net worth, (iii) for which the director or the director’s spouse is an employee, executive officer or

34 ROYAL BANK OF CANADA	APPENDIX ‘1’: DIRECTOR INDEPENDENCE POLICY

has a similar position, or (iv) for which the director or the director’s spouse could reasonably be deemed to have a material influence on the management of such entity,

that the Bank’s Chief Risk Officer has not certified(10) to:

(A)	be made in compliance with the Bank Act and its regulations;

(B)	have resulted from a transaction made on terms and conditions (including underwriting standards, where relevant) no more favourable than the Bank would offer to similarly situated customers that have no relationship to the Bank (i.e., market terms and conditions), and the Bank’s normal credit process was followed in connection with the transaction;

(C)	be in good standing, as defined by the Bank Act(11);

(D)	not involve a more than normal risk of collectability; and

(E)	be an arrangement that could be easily and promptly replaced by the borrower or counterparty by entering into a similar arrangement with another institution, on terms substantially similar to the current terms;

11.	The Bank has any credit exposure to an entity, of which a director of the Bank or his or her spouse is also a director which is not in good standing, or which has been granted as an exception to the Bank’s credit policy and has not been approved by the Board’s Conduct Review and Risk Policy Committee; or

12.	The Bank beneficially owns(12) 5% or more of any class of equity securities of an entity (a) controlled by the director, (b) in which the director has an investment equal to 15% or more of the director’s net worth, (c) for which the director is an executive officer or has a similar position, or (d) for which the director could reasonably be deemed to have a material influence on the management of such entity.

Relationships that do not affect director independence

Subject to the foregoing, the relationships below are presumed not to affect a director’s independence, unless otherwise determined by the board in respect of a specific director relationship. The fact that a particular relationship is not listed here does not mean that the relationship affects the independence of a director.

•	Maintaining a brokerage, margin, banking or similar account with the Bank, so long as the director does not receive any benefit not customarily provided by the Bank to similar account holders who are not directors of the Bank.

•	Purchasing investment services, investment products, securities, insurance products or other products and services from the Bank on terms no more favourable to the director than those customarily offered to similar persons who are not directors of the Bank.

•	The existence of a credit exposure of the type described in Section 10 above for which the certification of the Bank’s Chief Risk Officer contemplated by such section has been received.

•	Owning equity or other securities of the Bank, provided that such ownership does not constitute a significant interest under this policy.

•	Receiving remuneration for service as a member of the Board of Directors or any committee thereof, including regular benefits received by other outside directors.

•	Receiving compensation for services rendered to the Bank as a consultant or in any capacity other than as a director, so long as such compensation does not exceed C$100,000 in any fiscal year.

•	Owning an interest in a partnership or fund which is sponsored or managed by the Bank, so long as the terms on which the director acquired the interest and participates in the fund are no more favourable to the director than the terms upon which persons who are not directors of the Bank acquired their interests and participate in the partnership or fund.

•	Any other relationship or transaction in which the amount involved does not exceed C$100,000.

•	The Bank, whether directly or indirectly, such as through a foundation, making contributions or agreeing to make contributions to a tax-exempt organization of which the director is an executive officer or director (or person holding a similar position), if such payments do not exceed the greater of 2% of the tax-exempt organization’s gross revenues and C$1.5 million (or US$1 million, whichever is less), in any of the past three fiscal years.

•	Providing goods or services to the Bank, or being an executive officer, partner or employee of or person who has a substantial investment in an entity that provides goods or services to the Bank, so long as the total annual billings to the Bank in respect of the goods and services provided does not exceed 0.5% of the gross revenue of the person or entity, as the case may be, in any of its three most recent fiscal years.

•	Having an immediate family member with any of the above relationships.

APPENDIX ‘1’: DIRECTOR INDEPENDENCE POLICY	ROYAL BANK OF CANADA 35

Additional considerations for Audit Committee members

All members of the Audit Committee must be affirmatively determined by the board to be independent with reference to the above considerations.

     In addition, a director will not serve on the Audit Committee if, within any of the last two years, the director received any consulting or advisory fees or other compensation from the Bank, including fees paid directly or indirectly, regardless of the amount.

     Indirect acceptance of compensation includes payments to:

1.	a spouse, minor children or stepchildren or children or stepchildren sharing a home with the member; or

2.	an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Bank.

(1)	“Bank” includes the Bank and its consolidated subsidiaries.

(2)	“Immediate family member” of a director means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone (other than domestic employees) who shares the director’s home.

(3)	“Executive officer” means a company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company. Executive officers of subsidiaries may be deemed executive officers of the company if they perform such policy making functions for the company.

(4)	“Compensation” does not include director or committee fees or pension or other forms of fixed, deferred compensation for prior service, provided such compensation is not in any way contingent on continued service.

(5)	A person has a significant interest in a class of shares of the Bank if the aggregate of shares of that class beneficially owned by that person and by entities controlled by that person exceeds 10% of outstanding shares of that class of shares of the Bank.

(6)	A person has a substantial investment in an entity if the person and any entities controlled by the person together beneficially own shares (i) to which are attached voting rights exceeding 10% of the voting rights attaching to outstanding voting shares of the entity, or (ii) which represent ownership of more than 25% of the shareholders’ equity of the entity.

(7)	A “significant borrower” is a natural person indebted to the Bank in an amount exceeding 1/50th of 1% of the Bank’s regulatory capital (currently approximately $4,546,600), or an entity which has indebtedness to the Bank in an amount which exceeds the greater of 1/20th of 1% of the Bank’s regulatory capital (currently approximately $11,366,500) and 25% of the value of the entity’s assets.

(8)	An “entity” means a corporation, limited liability company, partnership, trust, fund or any other type of entity.

(9)	“Credit exposure” includes loans, committed credit facilities, investment in securities including commercial paper, acceptances, other debt securities, margin loans, mortgages, preferred stock and exposure through derivative instruments.

(10)	The certification will provide that in the event of a material change to the facts certified, the Bank’s Corporate Governance and Public Policy Committee will be promptly advised.

(11)	“Not in good standing”, in respect of a loan, means a loan in respect of which (i) any payment of principal or interest is 90 days or more overdue, (ii) interest is not being accrued on the books of the Bank because it is doubtful whether the principal or interest will be paid or recovered, or (iii) the rate of interest is reduced by the Bank because the borrower is financially weak.

(12)	A “beneficial owner” of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of such security, or (ii) investment power, which includes the power to dispose, or to direct the disposition of such security.

36 ROYAL BANK OF CANADA	SCHEDULE ‘C’: SHAREHOLDER PROPOSALS

SCHEDULE ‘C’: Shareholder proposals

The following seven shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

Yves Michaud of 4765 Meridian Avenue, Montreal, Quebec H3W 2C3 has submitted two proposals. The proposals and Mr. Michaud’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Close subsidiaries in tax havens

It is proposed that the Bank close its subsidiary(ies) in tax havens.

     Tax havens represent a grave threat to the functioning of healthy capitalism by facilitating tax evasion and tax fraud as well as illegal money laundering activities and other financial transactions by criminal elements.

     All Canadian taxpayers suffer from this situation. The encouragement of this practice and the Bank’s considerable involvement in it deprive Canada and the federated States of revenues that would otherwise serve to fund health, education, research and economic development. In April 2001, the OECD published a report on the topic of offshore centres in which member states were asked to “develop measures to counter the distorting effects of harmful tax competition on investment decisions and the consequences for national tax bases.” Denis Desautels, a former Auditor General of Canada, and Ms. Sheila Fraser have also raised the serious problems posed by tax treaties entered into with countries that practise harmful tax competition, such as Barbados, the Bahamas and Bermuda.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank supports the laws enacted by Canada and the other jurisdictions where it carries on business that are designed to deter tax evasion, tax fraud, money laundering and other criminal activities. The Bank, its subsidiaries and their employees are expected to comply with all laws and regulations that govern our businesses in the various jurisdictions in which we operate.

     We also contribute to the effort to eliminate abuses of the global financial system by:

•	practising “Know Your Client” rules (including client identification, verification and record keeping) to ensure, to the extent possible, that our clients are reputable and their business purposes and funds are legitimate;

•	implementing throughout our global network a robust anti-money laundering compliance regime, together with systems for client and transaction monitoring and reporting, designed to detect, prevent and deter money laundering and other illicit activities;

•	adhering to a Code of Conduct, which extends to every employee in every subsidiary worldwide and requires high standards of behaviour and compliance with applicable law; and

•	working with international organizations to enhance policies and rules that govern the global financial system.

The Bank operates internationally in more than 30 countries. This proposal does not differentiate between the legitimate international deployment of capital and resources and the use of so-called tax havens by criminal elements to carry out illegal financial activities. While complying with applicable laws, the Bank and its subsidiaries arrange their business affairs in a manner that best meets the needs of the Bank, its clients and its shareholders. Limiting the Bank’s business to jurisdictions where rates of tax are equal to or higher than in Canada would not be in the interest of the Bank, its clients or its shareholders.

Proposal No. 2: Compensation ceiling for executive officers

It is proposed that the Board of Directors of the Bank set a salary ceiling for executive officers of the Bank and its subsidiaries, including all forms of compensation and benefits.

     The obscene compensation of executive officers presents a revolting spectacle to tens if not hundreds of thousands of shareholders who are powerless bystanders in a veritable stampede to acquire unjustified wealth that is completely disconnected from the actual progress of the business. “The market economy is based on a myth which works to the greater advantage of a few initiates,” as Kenneth Galbraith put it in his last book, “The Economics of Innocent Fraud.” “Executives are the only people who have the power to set their own salaries at exorbitant levels. In this world of dupery, the inertia of those who police the stock exchanges, the powerlessness of shareholders, collusion and the incompetence of many financial experts are unlikely to reverse the trend.”

SCHEDULE ‘C’: SHAREHOLDER PROPOSALS	ROYAL BANK OF CANADA 37

     Outrageous compensation creates a permanent temptation for executives to put their personal interests before those of the shareholders. The reports of so-called compensation experts, which remain concealed from the shareholders, are so much hogwash. Their interests, like those of the compensation committee members, are to follow the management’s lead. The primary duty of the directors is to safeguard the shareholders’ interests. In this respect, they have a pressing duty to put an end to this mad dash to ever more scandalous and provocative compensation.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Compensation is one of the main tools used by the Bank to attract, retain and motivate employees with the skills and commitment needed to enhance shareholder value.

     The Board of Directors has final approval on compensation matters. It assigns the task of reviewing compensation policies and recommending compensation for senior executives to the Human Resources Committee of the board, which is composed of six independent directors. This Committee consults with external compensation consultants and benchmarks against peer companies to ensure that compensation levels are appropriate relative to the marketplace and are suitably linked to the Bank’s results, both in absolute terms and relative to competitors.

     It is the view of the board that the Bank must offer competitive compensation. An arbitrary ceiling would not be in the best interests of the Bank and its shareholders.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 has submitted three proposals. The proposals and APEIQ’s supporting comments (translated from French to English) are set out in italics below:

Proposal No. 3: 10-year term limits for independent directors

It is proposed that Royal Bank of Canada limit to 10 the number of years during which an independent director can serve on the Board of Directors.

     The complexity of the political, technological and economic environments in which businesses operate requires new directors to undergo a period of familiarization. Accordingly, it is normal that a director should serve on the board of directors for a few years once he or she has gained a good understanding of the strategic issues faced by the business.

     Change is also a feature of business. Consequently, it is in the interest of corporations to regularly renew their boards of directors by calling upon persons who not only bring new skills but can analyze the challenges faced by the business with a certain distance. Warren Buffet, who is very familiar with the workings of boards of directors, has frequently denounced the conformist attitude prevalent in boardrooms and has drawn attention to the difficulties associated with the loss of objectivity and of a critical attitude among directors. The purpose of the constant renewal of the independent directors is to counter the harmful effects of prolonged membership of a business’s board of directors, which include reduced perceptiveness and analytical skills and reluctance to express views that may be awkward for colleagues or executives.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board is giving careful consideration to the concept of term limits for directors. However, this proposal calls for the adoption of specific and rigid term limits, which would arbitrarily require our most experienced directors to retire from the board. This would not be in the best interests of the Bank and its shareholders.

     Every year, the board’s Corporate Governance and Public Policy Committee reviews the credentials and performance of candidates proposed for election to the board. Based on its assessment of the existing strengths of the board and the changing needs of the organization, the Committee determines what competencies, skills and personal qualities should be represented on the board to add value to the organization. Following a change in principal occupation, place of residence, or similar change in credentials, directors are expected to submit their resignations for consideration by the Committee.

     Ours is a large and complex diversified financial services business. Directors approve overall business strategies and policies. The board and its committees establish the Bank’s values, assess the effectiveness of internal controls, supervise the succession planning processes and oversee the monitoring and control of risks. These are matters that require the board as a whole to have a high degree of experience and continuity.

38 ROYAL BANK OF CANADA	SCHEDULE ‘C’: SHAREHOLDER PROPOSALS

Proposal No. 4: Cumulative voting for directors

It is proposed that Royal Bank of Canada implement the cumulative voting procedure for the election of directors, thereby giving the minority shareholders a much more active role in the appointment of directors.

     Electing directors is one of the fundamental rights of shareholders. Good governance codes adopted by various countries encourage improvements to the process of selection and election of directors. Cumulative voting is provided for in the Canadian legislation to facilitate the expression of the will of the minority shareholders in the process of electing the directors of a corporation. This procedure allows all or some of the votes of a shareholder to be cast for the election of one or more of the nominees to the board of directors. Corporations must implement the procedure in order for their shareholders to use cumulative voting. In view of the board of directors’ responsibility for providing guidance to the senior executives and its duty to safeguard the shareholders’ and the corporation’s interests, it is indispensable that the shareholders should be able to participate much more actively in the selection of the directors of business corporations.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Representation of the interests of all shareholders is key to the Board of Directors’ goal of promoting shareholder value.

     With cumulative voting, each shareholder receives a number of votes equal to the number of shares owned by the shareholder multiplied by the number of director nominees, and can direct all those votes to any one candidate.

     Cumulative voting therefore makes it possible for a special interest group holding a small minority of shares to elect one or more directors to represent the group’s particular interests, which may diverge from the interests of other shareholders. The Bank’s present system of voting (which is in accordance with the Bank Act and is used by other leading Canadian public companies) promotes the election of a board in which each director represents the shareholders as a whole. The present system therefore provides the best assurance that the individuals who are elected as directors will work as a cohesive team for the benefit of all shareholders.

     For these reasons, the board believes that cumulative voting in the election of directors would be contrary to the best interests of the Bank’s shareholders as a whole.

Proposal No. 5: Replace stock option plan with restricted share plan

It is proposed that Royal Bank of Canada replace the stock option plan for executives with a restricted share plan which provides for such shares to be held for a minimum of two years.

     Stock option plans must be abolished because they have contributed to undermining the credibility of corporate compensation policies. These plans are unfair to the shareholders as a whole and it has been shown that stock option plans are not compatible with management for the long term.

     From the shareholders’ point of view, the grant of restricted shares will motivate executives to manage as owners, with a longer-term vision. Moreover, executive compensation costs will be easier to identify in the financial statements. It is important to grant restricted shares that must be held for a minimum of two years, as this will force the executives to hold such shares for a minimum period before trading them. Thus, executives will be less inclined to seek short-term gains. That is why a number of corporations in the United States have chosen to replace stock option plans with restricted share plans.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Shareholders of the Bank approved the Bank’s Stock Option Plan in 1994 and again in 2000. Starting in 2001, the Bank reduced option grant levels under the Stock Option Plan and introduced a Performance Deferred Share Program, under which half of each share grant is subject to up to a 50% upward or downward adjustment, based on the Bank’s total shareholder return relative to a comparator group of North American financial institutions.

     The Bank has also been a leader in implementing more transparent accounting for stock options, enhancing its disclosure of option costs by commencing to expense stock options in 2003.

     Based upon consultations with outside experts, the Board of Directors believes that stock options, properly structured, duly approved by shareholders, modestly dilutive and granted within approved amounts, provide alignment between management compensation and the creation of shareholder value. Coupled with our Performance Deferred Share Program, stock options provide balance between long-term and mid-term performance based compensation programs.

     Therefore the board believes that stock options remain a valid component of compensation for executive officers.

SCHEDULE ‘C’: SHAREHOLDER PROPOSALS	ROYAL BANK OF CANADA 39

Mr. J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 has submitted two proposals. The proposals and Mr. Verdun’s supporting comments are set out verbatim in italics below.

Proposal No. 6: Candidates for Director must receive at least 75% support

Shareholders acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an “A” grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Bank Act: If fewer than seven Directors receive the support of 75% of the voting shareholders, then the required minimum of seven shall be determined by those who receive the most votes, in accordance with section 167 (1) of the Bank Act, even if more than 25% of voting shareholders have withheld their support.

Shareholder’s Explanation:

The Bank Act clearly intends that Directors should be chosen in contested elections. However, as long as standard corporate practice prevents truly-democratic elections, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation has a bylaw that requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such a disgraceful reputation accepts Directors who earn only a “B” grade from the company’s owners, the shareholders of this Bank should accept nothing less than an “A” standard. This Bank does not want to find itself in a position similar to that of the Bank of Nova Scotia, which last year elected Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Election of the board of the Bank is governed by the Bank Act. This Parliamentary statute requires that the persons, to the number authorized to be elected, who receive the greatest number of votes at an election of directors of the Bank shall be its directors. The Board of Directors has received a formal legal opinion from a major law firm stating that this proposal, which would place additional conditions on the election of directors by shareholders, could not be effected in the case of the Bank. To impose a threshold on election of the Bank’s directors, an Act of Parliament would be required.

     The Board of Directors believes that, in any event, this proposal would confer no additional benefit to shareholders of the Bank. A substantial majority of votes cast in respect of election of the Bank’s directors are voted in favour. Last year, every nominee received approval of more than 95% of votes cast. The Corporate Governance and Public Policy Committee exercises independent judgment in recommending candidates for election to the board. If a nominee were to receive less than a substantial majority of votes, the Committee may consider that in the context of its recommendations.

Proposal No. 7: Directors who change principal occupation shall resign

Shareholders of the Bank acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, it shall be the policy of the Bank to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. The Board shall have the discretion to decline the resignation in the case of an individual who has already been given a major leadership position, such as chairing the Board itself or the Bank’s audit committee, in order to ensure continuity in a key role.

Shareholder’s Explanation:

Expanding upon any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board’s nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual’s current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the individual’s continued membership on the Board. Directors

40 ROYAL BANK OF CANADA	SCHEDULE ‘C’: SHAREHOLDER PROPOSALS

who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Bank in the potentially-difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Principal occupation is one among many criteria considered by the Corporate Governance and Public Policy Committee in making recommendations regarding candidates for the board. The Committee follows the nomination process described in the Statement of Corporate Governance Practices and Guidelines, set out in Schedule ‘B’ to this Circular. As noted on pages 30 and 31: “Following a change in principal occupation, place of residence, or similar change in credentials, directors are expected to submit their resignations for consideration by the Committee.” Consequently, this proposal would not alter the board’s current processes except to limit the Committee’s flexibility to conclude that, notwithstanding a change in principal occupation, a director could continue to make a valuable contribution to the board and should not be forced to step down immediately and arbitrarily. The proposal suggests that a director who steps down following a change of principal occupation could be renominated and re-elected by shareholders at the next Annual Meeting. Such an interruption in services could detract from the effectiveness of the board and would serve no useful purpose.

Mr. Verdun submitted two additional shareholder proposals. Mr. Verdun agreed to withdraw these in light of the following confirmation of the Bank’s practices, commitments and policies:

The Bank supports the disclosure of guidelines and records with respect to the voting of shares owned by mutual funds. As the investment manager and advisor of public mutual funds, the Bank’s subsidiary RBC Asset Management Inc. (“RBC AM”) is obligated to act in the best interests of unit holders. This responsibility includes exercise of voting rights attached to securities held. Information regarding RBC AM’s proxy voting guidelines is available on its website at www.rbcfunds.com/investor/proxy.html. In addition, as reflected on the website at www.rbcfunds.com/investor/ industry_issues.html#6, RBC AM’s intention to publish its historical proxy voting record on a regular basis was announced in 2004.

The Bank’s business goal is to build client relationships, and by doing so, to benefit our shareholders, our employees and the communities where we do business. Accordingly, the Bank seeks to ensure that its clients are fairly treated and that appropriate remedies are pursued on their behalf. The holders of Visa credit cards and the merchants that accept them are important clients of the Bank. The success of the Visa system is dependent upon all parties being fairly treated through an extensive dispute resolution process. Though the procedures are determined by the Visa organization (of which the Bank is a member) the Bank shall defend the interests of its clients to the fullest extent possible. In addition, if the policies of Visa International prove to be contrary to the interests of its clients, the Bank will continue to put forth efforts to modify them.

Ms. Deborah Abbey, Chief Executive Officer of Real Assets Investment Management Inc., Vancouver, B.C., agreed to withdraw a shareholder proposal related to disclosing current policies, practices and strategies to reduce the risk impacts of climate change on the Bank’s key business areas in recognition of the Bank’s progress in understanding the implications of climate change and its ongoing leadership in advancing corporate social responsibility.

#81110 (12/04)